This Draft Registration Statement Has Not Been Publicly Filed with the

United States Securities and Exchange Commission,

and All Information Herein Remains Strictly Confidential.

As Confidentially Submitted to the Securities and Exchange Commission on June ___, 2023

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

Amendment No. 7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Blue Chip Capital Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada		84-3870355
(State or other jurisdiction of incorporation or organization).	(Primary Standard Industrial Classification Code)	(I.R.S Employer Identification Number)

269 South Beverly Drive – Suite 373, Beverly Hills, CA 90212

Telephone (347) 629-1990

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Joseph Richard Moran, Chief Executive Officer

Blue Chip Capital Group, Inc.

269 South Beverly Drive – Suite 373, Beverly Hills, CA 90212

Parasec.com, 318 N Carson St # 208, Carson City, NV 89701; Tel: (775) 883-0104

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to:

The Lonergan Law Firm, LLC

Lawrence R. Lonergan, Esq.

96 Park Street Montclair, NJ 07042

Telephone: 973-641-4012

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large-accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Units consisting of one (1) share of Common Stock, par value $0.0001 per share, and one (1) Warrant exercisable to purchase one (1) share of Common Stock, par value $0.0001 per share	10,000,00	$2.00	$20,000,000
Shares of Common Stock, included as part of the Units	10,000,000
Common Stock Purchase Warrants to purchase common stock, included as part of the Units (2)	10,000,000
Shares of Common Stock, par value $0.0001 per share, issuable upon exercise of the Warrants (3)(4)	10,000,000	$2.50
Total

(1)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate Offering Price.
(2)	In accordance with Rule 457(i) promulgated under the Securities Act, because the shares of our Common Stock underlying the Warrants are registered hereby, no separate registration fee is required with respect to the Warrants registered hereby.
(3)	We are issuing one (1) Common Stock Purchase Warrant (the “Warrants”), each exercisable to purchase one (1) share of our common stock, par value $0.0001 (“Common Stock”) as part of the units offered hereunder (the “Units”). Each Unit consists of: (i) one (1) share of Common Stock; and (ii) one (1) Warrant. The Warrants are exercisable for a period of five (5) years from the date of issuance to purchase one (1) additional share of Common Stock at a price of $2.50 per share.
(4)	No additional registration fee is payable pursuant to Rule 457(g) promulgated under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated ______ __, 2023

PRELIMINARY PROSPECTUS

10,000,000 Units Each Unit Consisting of One Share of Common Stock and One Warrant

Each Exercisable to Purchase One Additional Share of Common Stock

Blue Chip Capital Group, Inc.

This is an initial public offering of up to 10,000,000 units (each a “Unit” and collectively, the “Units”), each consisting of: (i) one share of our Common Stock, par value $0.0001 (the “Common Stock”); and (ii) one (1) Common Stock Purchase Warrant (the “Warrants”), each exercisable to purchase one (1) additional share of Common Stock (“Warrant Shares”), at an exercise price of $2.50 per Warrant Share (the “Exercise Price”). Each Warrant offered hereby as part of the Units is immediately exercisable on the date of issuance and will expire on June 19, 2027, the date that is five (5) years from the date of issuance (the “Warrant Expiration Date”).

For a more detailed description of the Units subject to this offering (the “Offering” or “Unit Offering”), see “The Offering” and “Description of Offered Securities” below.

Prior to this Offering, there has been no public market for the Units, the Common Stock, the Warrants or the Warrant Shares. We anticipate that upon the SEC declaring the registration statement effective, and FINRA approving the symbols we request for the Units, shares of Common Stock, and the Warrants, we plan on applying for these securities to become subject to quotation and trading on the OTC Market including, possibly, the OTCQB or OTCQX, of which there can be no assurance. To date, no application has been made to the OTC Markets for our securities to be approved for quotation.

In order for the Company to obtain ticker symbols for its Units, Common Stock and Warrants, a market maker must submit a Form 211 on behalf of the Company (or any issuer) to FINRA. A market maker is a FINRA registered broker-dealer firm that accepts the risks associated holding any number of shares or participating in the offering of shares of a company in an initial public offering or IPO (such as the Company) in the “going public process.” Obtaining ticker symbols for the securities being offered by the Company in this registration statement, of which this prospectus is a part, is the last step in the process and only a market maker, not an issuer, may make application to FINRA for ticker symbols. Reference is also made to the disclosure under “RISK FACTORS- Risks Related to this Offering and Ownership of the Units, Common Stock and the Warrants,” with respect to the FINRA ticker symbol application process.

We plan on using the services of our officers and directors in connection with this offering, for which they will receive no compensation, either directly or indirectly. We may also use broker-dealers (also referred to as “Placement Agents”) to use their best efforts to solicit offers to purchase the Units in this Offering. If any Placement Agents sell Units, they will be deemed “underwriters” as that term is defined by Section 2(a)(11) of the Securities Exchange Act of 1933 (the “Securities Act” or “Act”). We expect pay any underwriters commissions of up to 9% of the gross proceeds from any Units they sell.

This Offering may be closed without further notice to you. We have not arranged to place any funds from investors in an escrow, trust or similar account and, as a result of the fact that this Offering does not involve any “minimum” or maximum,” we intend to use proceeds derived from the sale of the Units as they are received.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and are subject to reduced public company reporting requirements. Please read “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Reference is made to the disclosure under “Risk Factors” beginning in page 5 below and under the subcaption “Risks Related to our Business” beginning on page 7 below.

Following the offering, we will be a “controlled company,” which is defined to be a company of which more than 50% of the voting power is held by an individual, group or another company. A “Control Person” means any Person or Persons (as defined under Section 2(a)2 of the Act) that possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or contract or otherwise. Joseph Richard Moran, our CEO, Director and founder, is the control person of NM & RM Corp., which owns 100,000,000 shares of the Company’s 153,040,000 outstanding shares of Common Stock, representing 65.3% of the outstanding Common Stock prior to this Offering. In addition, RN & NM Corp. owns 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock. The holders of the shares of Series A Voting Preferred Stock are entitled to sixty-eight (68%) percent of the total votes on all such matters subject to stockholder vote, regardless of the actual number of shares of Series A Voting Preferred Stock then outstanding. Subsequent to the Offering, assuming all of Units are sold, there will be an additional 10,000,000 shares of Common Stock outstanding and, as a result, Mr. Moran will control 100,000,000 shares of Common Stock of the total of 163,040,000 shares of Common Stock outstanding, representing 61.3% of the total outstanding shares of Common Stock and, in addition, Mr. Moran, by virtue of his control of 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock, will have voting rights to an additional 73,694,080 votes, representing 236,734,080 votes of the total voting rights of 291,075,312 shares of voting capital stock, which includes the voting rights of the remaining 333,333 shares of Series A Voting Preferred Stock, resulting in Mr. Moran’s control of 81.3%% of the total voting capital stock of the Company.

As a result. Mr. Moran is deemed to be a “Control Person” of the Company, as defined under Section 2(a)2 of the Act. Reference is made to the disclosure under “Risk Factors: Control Person Voting Control,” “Principal Stockholders” and “Description of Offered Securities” on pages 31, 32 and 33, below.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before purchasing any of the securities offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Unit	Total
Initial Public Unit Offering Price	$2.00	$20,000,000.00
Placement Agent Fees (1)	$0.18	$1,800,00.00
Proceeds, before expenses, to the Company	$1.82	$18,200,000.00

(1) See “Plan of Distribution” for a description of commissions payable to the Placement Agent(s). We estimate our other expenses to be $________.

The date of this prospectus is June __, 2023

You should rely only on the information contained in this prospectus. Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in this prospectus we have prepared. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. You should also read this prospectus together with the additional information described under “Additional Information.”

Unless the context otherwise requires, we use the terms “we,” “us,” “the Company” and “our” to refer to Blue Chip Capital Group, Inc. and its consolidated subsidiaries.

I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about the future, sometimes referred to as “forward-looking” statements. Forward-looking statements are typically identified by the use of the words “believe,” “may,” “could,” “should,” “expect,” “anticipate,” “estimate,” “project,” “propose,” “plan,” “intend,” and similar words and expressions. Statements that describe our future strategic goals, plans, objectives, and predictions are also forward-looking statements. This prospectus contains forward-looking statements relating to future products or product development; future selling, general and administrative costs and research and development spending; future performance of our network marketing efforts; our expectations regarding ongoing litigation; international growth; and future financial performance, results of operations, capital expenditures, and sufficiency of capital resources to fund our operating requirements.

This forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include those relating to:

●	noncompliance by our independent contractors with applicable legal requirements or our policies and procedures;
●	potential adverse effects on our business and stock price due to ineffective internal controls over financial reporting;
●	inability to manage financial reporting and internal control systems and processes;
●	inability to properly motivate and manage our independent contractors;
●	inability to manage existing markets, open new international markets, or expand our operations;
●	inability of new products to gain distributor or market acceptance;
●	inability to execute our product launch process due to increased pressure on our information systems and management;
●	disruptions in our information technology systems;
●	inability to protect against cybersecurity risks and to maintain the integrity of data;
●	international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations;
●	deterioration of global economic conditions;
●	inability to raise additional capital if needed;
●	inability to retain independent contractors or to attract new independent contractors on an ongoing basis;
●	government regulations on direct selling activities in our various markets prohibiting or severely restricting our business;
●	unfavorable publicity on our business or products;
●	a finding that our direct selling program is not in compliance with current or newly adopted laws or regulations in various markets;
●	expensive and time-consuming legal proceedings;
●	potential for investigatory and enforcement action by the Federal Trade Commission;
●	failure to comply with anti-corruption laws;
●	inability to build and integrate our management team;
●	loss of, or inability to attract, key personnel;
●	unexpected tax or other assessments relating to the activity of our independent distributors;
●	economic, political, foreign exchange, and other risks associated with international operations; and
●	potential volatility of the market price of our Units including our common stock and warrants.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing regulatory environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or other investments or strategic transactions we may engage in.

1

PROSPECTUS SUMMARY

This prospectus summary contains an overview of the information from this prospectus, but may not contain all of the information that is important to you. This prospectus includes specific terms of the offering of our common stock, information about our business, and financial data. We encourage you to read this prospectus, including the “Risk Factors” section beginning on page 5, in its entirety before making an investing decision. You should read this prospectus together with additional information described below under the heading “Where You Can Find Additional Information.” As used in this prospectus, the terms “we,” “us,” and “our” refer to Blue Chip Capital Group, Inc., a corporation organized under the laws of the state of Nevada, including our subsidiaries, and our predecessors, unless the context indicates a different meaning.

Our Business

Blue Chip Capital Group, Inc., a Nevada corporation (the “Company”) owns subsidiaries that operate, or will own after commencing business operations, independently but are accretive to one another under the name Raisewise USA, Inc., a New York corporation. We have been engaged in establishing a portfolio of wholly and majority owned subsidiaries delivering what we believe will be leading-edge crowdfunding services in the market. We have incurred net losses in each fiscal quarter since our inception and our auditors have expressed substantial doubt about our ability to continue as a going concern.

Raisewise USA is a Regulation C crowdfunding platform, which, we believe, is quite different than other crowdfunding platforms such as: (i) Lending Club, which began as a crowdfunding operation but transitioned to became a peer-to-peer lending company and financial institution that raises money through banks; (ii) Funding Circle Holdings PLC, a public company in the United Kingdom; and (iii) SeedInvest, which is a platform that raises money for equity up to US$75 million and operates like mini IPO for projects holders.

Our Raisewise platform intends to operate as a traditional crowdfunding platform with debt, equity, rewards and donations. The ceiling on money raises via crowdfunding platform in the U.S. was formerly USD $1,070,000, until the upper limit was raised in October 2020 to USD $5,000,000. Each investor can find projects that fit their particular business and investor needs from USD $1,000 projects up to USD $5,000,000 and from simple personal loans to real estate equity investments, for example.

The Company’s Raisewise USA platform will be operating through several wholly or majority owned subsidiaries which will conduct business, when operational, in various U.S. and international jurisdictions, at which time we commence active business operations, the timing of which cannot be assured, it is our opinion and we expect that our Raisewise subsidiaries will compete in the market with companies such as:

●	Crowdlustro.com
●	Fundopolis
●	Crowdfunz
●	Republic.co
●	Fundable

Of course, there can be no assurance with will be able to commence operations or that such operations will be successful. As a result, it may be deemed premature to sate the level of competition with we may offer or may confront from other entities in th crowdfunding marketplace.

With respect to offerings made under Regulation Crowdfunding, we compete with other intermediaries, including brokers and funding portals such as WeFunder, Next Seed, SeedInvest, Republic and MicroVentures.

With respect to offerings under Regulation A, we compete with other platforms, hosting services and broker-dealers. Some of our competitors include: SeedInvest, Hambrecht, CrowdEngine and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we compete with platforms such as Crowdfunder, AngelList, EquityNet, SeedInvest, FundersClub and Fundable. (See also “Competition and Barriers to Entry” disclosure below.)

Each of these platforms are very diversified in the projects they fund. They all operate as a traditional crowdfunding business and their platforms will become our direct competitors with the same goal to facilitate the success of investment or projects, if and when we become operational.

2

The Company’s Plan

The Company has worked to put together its concept of developing and monetizing its intellectual properties, register its Raisewise brand, fund projects and investors for the purpose of generating revenues and profits and profit worldwide for its Crowdfunding platforms. As a new start-up, there can be no assurance of market acceptance, ability of successfully competing with established companies with greater resources and operating histories and generate significant revenues or profits, if ever.

To date, the Company has set up entities, some wholly owned and others majority owned to operate in the Crowdfunding industry. Each of these entities owns its platform. The first one established was Raisewise USA, incorporated in the State of New York that has been registered and authorized as a Crowdfunding entity by the United States Securities and Exchange Commission (“SEC”).

The Company’s purpose is to launch platforms in major countries worldwide and obtain authorizations from each local international financial market for authority to operate Crowdfunding platforms using the “Raisewise” name. In addition to Raisewise USA, the Company has established Crowdfunding entities in Sweden and Morocco. Among other priority targeted areas, as a second stage, we plan to devote efforts to open Crowdfunding entities in the UK, France and Germany, with additional countries to be targeted thereafter.

The Company has devoted more than a year to get develop its own proprietary source code, designed to its needs with the capacity of modifying, adapting, transforming and improving its Crowdfunding platforms and be able to adapt to each platform to specific countries and markets.

To that end, the Company has also engaged and continued to identify an excellent team of professionals, including consultants and service providers to work with our management team including our Chief Technical Officer, financial advisory board and is developing an international web marketing agency to globalize our Crowdfunding network.

Our Address

Our principal executive offices are located at 269 South Beverly Drive – Suite 373, Beverly Hills 90212, and our telephone number is (347) 629-1990.

Before you invest in our Units, you should carefully consider all the information in this Prospectus, including matters set forth under the heading “Risk Factors.”

Our Filing Status as a “Smaller Reporting Company”

We are a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. As a “smaller reporting company,” the disclosure we will be required to provide in our SEC filings are less than it would be if we were not considered a “smaller reporting company.” Specifically, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being permitted to provide two years of audited financial statements in annual reports rather than three years. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

3

THE OFFERING

The following summary contains basic terms about this Unit Offering including among other disclosure, the shares of Common Stock and the Warrants offered as part of the Units and is not intended to be complete. It, may not contain all of the information that is important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 5. For a more complete description of the terms of the Units, Common Stock and Warrants, see the disclosure under “Description of Offered Securities,” below.

Issuer	Blue Chip Capital Group, Inc.

Securities Offered

10,000,000 Units, each Unit consisting of: (i) one share of Common Stock and one (1) Common Stock Purchase Warrant. East Warrant is exercisable to purchase one(1) additional share of our Common Stock (the “Warrant Shares”) at an exercise price of $2.50 (the “Exercise Price”).

Shares of Common Stock Offered	10,000,000

Warrants Offered	Warrants to purchase up to 10,000,000 shares of Common Stock (the “Warrant Shares”), which will be exercisable during the five (5) year-period commencing on the date of their issuance (“Warrant Expiration Date”) at an Exercise Price of $2.50 per Warrant Share. This Prospectus also relates to the Offering of the shares of Common Stock issuable upon exercise of the Warrants, referred to herein as the Warrant Shares. Reference is made to Exhibit 4.1, Form of Common Stock Purchase Warrant.

Common Stock to be Outstanding after this Offering	2,000,000 shares

Offering Price	$2.00 per Unit

4

RISK FACTORS

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus before you decide to purchase the Units. The risks and uncertainties described in this prospectus are not the only ones we may face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business, business prospects, results of operations or financial condition. Any of the risks and uncertainties set forth herein, could materially and adversely affect our business, results of operations and financial condition. This could cause the market price of the Units, the Common Stock and the Warrants to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to our Financial Condition

Because this is a best effort Offering, investors who invest initially will be subject to more risk than later investors.

We are seeking to raise gross proceeds of up to $20,000,000 from the sale of the Units pursuant to this offering (“Offering”), not including an additional $25,000,000 if all of the Warrants are exercised at the Warrant Exercise Price of $2.50, of which there can be no assurance. The foregoing does not include any commissions payable to placement agents, which amount cannot be determined at present but which will not exceed    % of the gross proceeds of the Units sold as a direct result of the efforts of the placement agents. Our net proceeds from the Offering will be used principally to: (i) expand our crowdfunding operations, including opening in new markets, in addition to the United States and Sweden, elsewhere in Europe as well as Morocco; (ii) pay the expenses of the Unit Offering including any placement agent fees; (iii) for working capital and general corporate purposes; and (iv) fund growth initiatives, including potential future acquisitions. Notwithstanding the foregoing, the Company has no present plans, arrangements or agreements for any such acquisitions. See “Description of Securities – Unit Offering.” Because this is a best effort Offering, the earlier investors invest in this Offering, the greater degree of risk they will incur. For example, if the Company raises an immaterial amount, investors will be subject to more risk than if all or substantially all of the Units are sold and gross proceeds of $20,000,000 is raised. This is because there is no minimum amount of proceeds we must raise. If we do not raise a substantial amount of proceeds, we may not have sufficient working capital to be able to carry out our business plan. In that event, we will be required to seek other financing which, if available, may be very dilutive and expensive or be at terms and conditions not acceptable to the Company. In that event, your investment will be adversely affected. There can be no assurance that we will be successful in selling Units or that our Units, Common Stock and Warrants will become subject to quotation of the OTCQB.

Our Independent Registered Public Accounting Firm has expressed substantial doubt as to our ability to continue as a going concern.

The audited financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We believe that to continue as a going concern we will need approximately $150,000 per year simply to cover the administrative, legal and accounting fees. We plan to fund these expenses primarily through cash flow from operations, if and when we generate positive cash flow, of which there can be no assurance, the sale of restricted shares of our Common Stock, and the issuance of convertible notes, as well as funds raised from this Offering, if it is successful, of which there can be no assurance.

Based on our audited financial statements for the fiscal years ended May 31, 2022 and 2021, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. To date we have not generated any revenue from operations and have had to rely on the infusion of capital from our founders. There can be no assurance that we will, in fact, generate revenue in the near term, if ever, notwithstanding our expectations disclosed elsewhere in the Prospectus.

5

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Prospectus before deciding to purchase the Units subject of this Offering or of our Common Stock in the open market or otherwise. Our business, financial condition or results of operations could be affected materially and adversely by any or all the risks set forth under “Risk Factors” and elsewhere in this Prospectus.

We may need to raise additional capital to fund continuing operations and an inability to raise the necessary capital or to do so on acceptable terms could threaten the success of our business.

To date, our operations have been funded entirely from the proceeds from equity or loans from our management and founders. We currently anticipate that our available capital resources will be insufficient to meet our expected working capital and capital expenditure requirements for the near future. We anticipate that we will require an additional $2,000,000 during the next twelve months to fulfill our business plan. However, such resources may not be sufficient to fund the long-term growth of our business. If we determine that it is necessary to raise additional funds, we may choose to do so through strategic collaborations, licensing arrangements through our “White Labeling” (defined herein as our source code and intellectual property) strategy, public or private equity or debt financing, a bank line of credit, or other arrangements.

The Company is a holding company that owns intellectual property held nominally by its wholly owned subsidiaries. This intellectual property consists primarily of source code, maintenance contracts, the RaiseWise brand and trademark and associated technologies. Blue Chip will monetize its intellectual property through Franchise contracts, as further described herein. By owning the source code, the Company will be able to develop new platforms and opportunities, including White Labeling opportunities, around the globe to franchise to new clients to further monetize the Company’s assets.

The Company expects that a fully operational crowdfunding platform could be sold between $50,000-$100,000 USD depending upon add-ons and complexity of a given project. Our cost to create a new platform (because the Company owns the source code) is estimated to be between $4,000 to $10,000 USD. The Company can create a generic White Label platform for a client or further engage and fully develop a custom platform as required. After installation, the Company can be called upon to update, adapt, improve, maintain and modernize a client’s platform. There is no limit to the amount of platforms that may be created, developed and maintained. We cannot be sure that any additional funding will be available on terms favorable to us or at all. Any additional equity financing may be dilutive to our shareholders, new equity securities may have rights, preferences or privileges senior to those of existing holders of our shares of Common stock. Debt or equity financing may subject us to restrictive covenants and significant interest costs. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to our product or marketing territories. If we are unable to obtain the financing necessary to support our operations, we may be required to defer, reduce or eliminate certain planned expenditures or significantly curtail our operations.

We have a limited operating history; it is difficult to evaluate our business and future prospects and increases the risks associated with investment in our securities.

We only have a limited history, having been organized under the laws of Nevada on November 27, 2019, and only limited business operations, principally related to start-up and formation of our Raisewise USA operations as well as in Sweden and our planned filings with FINRA for our Raisewise crowdfunding subsidiaries. Because of our limited operating history, investors may not have adequate information on which they can base an evaluation of our business and prospects. Investors should be aware of the difficulties, delays, and expenses normally encountered by an enterprise in its early stage, many of which are beyond our control, including unanticipated research and development expenses, employment costs, and administrative expenses. We cannot assure our investors that our proposed business plans as described herein will materialize or prove successful, or that we will be able to finalize development of our products or operate profitably. We may not be successful in addressing these and other challenges we may face in the future, and our business and future prospects may be materially and adversely affected if we do not manage these and other risks successfully. Given our limited operating history, we may be unable to effectively implement our business plan which could materially harm our business or cause us to scale down or cease our operations.

6

Risks Related to our Business

You should carefully consider the following risk factors that affect our business. Such risk factors could cause our actual results to differ materially from those that are expressed or implied by forward-looking statements contained herein. Some of the risks described relate principally to our business and the industry in which we operate. Others relate principally to the securities market and ownership of our capital stock. The risks and uncertainties described below are not the only ones we face. Additional risks are described elsewhere in this report under the Item 1 – Business, Item 3 – Legal Proceedings, and Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation sections, among others. Other risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks, and the trading price of our common stock could decline. The discussion of our risk factors should be read in conjunction with the financial statements and notes thereto included herein.

Based on our recurring losses incurred during our startup and early development stage, and limited operating history, we may not be able to successfully implement our business plan; our auditors have included an explanatory paragraph in their opinion as to the substantial doubt about our ability to continue as a going concern.

We are a development stage company and since inception, have suffered losses from development stage activities to date, are dependent upon the success of our capital raise from our IPO may need of additional capital. We have experienced net losses in each fiscal quarter since our inception and as of the quarterly period ended November 30, 2022, have an accumulated deficit of $1,184,206. As a result of these factors, our independent auditors have included an explanatory paragraph in their opinion for the year ended May 31, 2022, and 2021 as to the substantial doubt about our ability to continue as a going concern. As such, we may be required to cease operations in which case you could lose your entire investment. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

We have only recently commenced limited operations, will not generate any revenue unless we are successful in this Offering and in implementing our business plan and may need additional capital to fund our activities.

We currently have no operations and expect to continue to incur losses for the foreseeable future. Unless we complete a business combination with an operating company, we will not generate any revenues in the future and we will continue to incur expenses related to identifying and acquiring an operating company and compliance with our reporting obligations under applicable federal securities laws. We will need to raise additional funds, and such funds may not be available on commercially acceptable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to continue to execute our plan to acquire an operating company and in the extreme case, liquidate the Company.

We may not be able to manage our growth, if any, effectively, which could slow or prevent our ability to achieve profitability.

The ability to manage and operate our business as we execute our development and growth strategy will require effective planning. Significant rapid growth could strain our internal resources and delay or prevent our efforts to achieve profitability. We expect that our efforts to grow will place a significant strain on our personnel, management systems, infrastructure, and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain, and manage new employees and continue to update and improve our operational, financial, and management controls and procedures. If we do not manage our growth effectively, slower growth is likely to occur, thereby slowing or negating our ability to achieve and sustain profitability.

7

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms’ services. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer. Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further our subsidiary, Raisewise US, is expected to be registered as a funding portal and regulated entities such as us are often subject to FINRA fines. In addition, some of the restriction and rules on our subsidiary could adversely affect and limit some of our business plans.

In the event we are required to register as a broker-dealer, our business model could be harmed.

Under our current structure, we believe we are not required to register as a broker-dealer under federal and state laws. Further, none of our officers or our chairman has previous experience in securities markets or regulations or has passed any related examinations or holds any accreditations. We comply with the rules surrounding funding portals and restrict our activities and services so as to not be deemed a broker-dealer under state and federal regulations, see “Business – Regulations.” However, if we were deemed by a relevant authority to be acting as a broker-dealer, we could be subject to a variety of penalties, including fines and rescission offers. Further, we may be required to register as a broker-dealer, which would increase our costs, especially our compliance costs. If in those circumstances we decided not to register as a broker-dealer or act in association with a broker-dealer in our transactions, we may not be able to continue to operate under our current business model.

We may be liable for misstatements made by issuers on our funding portal.

Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements made misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. There may also be circumstances in which we are held liable for making misleading statements in connection with Regulation A and Regulation D offerings. See “Regulation – Regulation Crowdfunding – Liability” and “Regulation – Regulation A and Regulation D – Liability.” Even though due diligence defenses may be available, there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and therefore we have not set up our structure to be compliant with all those laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

8

Raisewise’s product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2015 and 2016, respectively. Raisewise’s ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

We are reliant on one main type of service.

All of current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Raisewise and its providers are vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the StartEngine platform or in its computer systems could reduce the attractiveness of the StartEngine platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

Our business could be negatively affected by any adverse economic developments in the securities markets or the economy in general.

We depend on the interest of individuals in obtaining financial information and securities trading strategies to assist them in making their own investment decisions. Significant downturns in the securities markets or in general economic and political conditions may cause individuals to be reluctant to make their own investment decisions and, thus, decrease the demand for our products. Significant upturns in the securities markets or in general economic and political conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products.

We will need to introduce new products and services and enhance existing products and services to remain competitive.

Our future success depends in part on our ability to develop and enhance our products and services. In addition, the adoption of new Internet, networking, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to enhance or adapt our services or infrastructure. There are significant technical and financial costs and risks in the development of new or enhanced products and services, including the risk that we might be unable to effectively use new technologies, adapt our services to emerging industry standards, or develop, introduce, and market enhanced or new products and services. An inability to develop new products and services, or enhance existing offerings, could have a material adverse effect on our profitability.

We may rely on external service providers to perform certain key functions.

We may rely on a number of external service providers for certain key technology, processing, service, and support functions. External content providers provide us with financial information, market news, charts, option and stock quotes, research reports, and other fundamental data that we offer to clients. These service providers face technological and operational risks of their own. Any significant failures by them, including improper use or disclosure of our confidential client, employee, or company information, could cause us to incur losses and could harm our reputation.

9

We cannot assure that any external service providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any external service provider as a result of systems failures, capacity constraints, financial constraints or problems, unanticipated trading market closures, or for any other reason, and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations, and financial condition.

Our business could be negatively affected if we are required to defend allegations that our direct selling activities are fraudulent or deceptive schemes, are against public interest, or are the sale of unregistered securities.

Direct selling activities are regulated by the FTC, as well as various federal, state, and local governmental agencies in the United States and foreign countries. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, which compensate participants primarily for recruiting additional participants without significant emphasis on product sales. Regulators may take the position that some or all of our products are deemed to be securities, the sale of which has not been registered. The laws and regulations governing direct selling are modified from time to time, and like other direct selling companies, we may be subject from time to time to government investigations related to our direct selling activities. This may require us to make changes to our business model and our compensation plan.

Our independent distributors and subsidiaries could fail to comply with applicable legal requirements or our policies and procedures, which could result in claims against us that could harm our business.

Our independent distributors are independent contractors and our subsidiaries outside the United States will rely on local management and controls and, accordingly, we are not in a position to directly provide the same oversight, direction, and motivation as we could if they were our employees. As a result, we cannot assure that our independent distributors or foreign subsidiaries will comply with applicable laws or regulations or our distributor policies and procedures.

Extensive federal, state, local, and international laws regulate our business, products, and direct selling activities. Because we are expanding into foreign countries, our policies and procedures for these foreign operations differ slightly or perhaps significantly in some countries due to the different legal requirements of each country in which we do business.

Our future success is largely dependent on our current management.

Our business was built by the vision, dedication, and expertise of our executive officers and board of directors (collectively, our “Management”), who are responsible for our day-to-day operations and creative development. Our success is dependent upon the continued efforts of these people. If it became necessary to replace them, it is unlikely new management could be found that would have the same level of knowledge and dedication to our success. The loss of the services of these professionals, especially in the development of future proprietary software, patents, or applications, would adversely affect our business.

We are a controlled company.

A “controlled company” refers to a company controlled by another entity or another person by owning more than 50% of the total voting shares. As such, that entity or person has the decisive voice for managing the affairs of the Company. Since the majority of the holding is with a person or group, there is a risk for the interest of minority shareholders of the Company. There is the risk that minority holders might not receive the proportionate shares, and there could be a transfer of the resources of the Company by controlling shareholders for private purposes. The majority of the votes in the Company belongs to the controller in practice. Hence, the decision made by them is the decisions of their own, which might not be good for the Company as a whole. For example, in case the controller decides by giving priority to their motive; then it may prove riskier for the Company, which is being controlled by others.

10

Risks Related to this Offering and Ownership of the Units, Common Stock and the Warrants

There is no established market for the Units, Common Stock or the Warrants and an active trading market may not develop nor be sustained.

There is no established trading market for the Units, the underlying Common Stock or the Warrants and we do not know if a market will develop on the OTCQB or, if it does, how active it will be or whether it will be sustained. We cannot assure you that we will meet the quantitative listing requirements for any other market or exchange or that any application will be approved. The liquidity of the market for the Units, Common Stock and the Warrants depends on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of these securities, the market for similar securities and the interest of broker dealers in making a market in these securities. The market for the Warrants will be linked to the price and the liquidity of our Common Stock. We cannot predict with certainty the extent of investor interest in the Units, the shares of Common Stock and the Warrants, or how liquid that market will be. Without an active trading market, the liquidity of these securities will be limited.

A market maker, a FINRA registered broker-dealer, must make a Form 2112 application to FINRA in order to obtain trading symbols for the Company’s Units, Shares and Warrants.

In order for the Company to obtain ticker symbols for its Units, Common Stock and Warrants, a market maker must submit a Form 211 on behalf of the Company (or any issuer) to FINRA. A market maker is a FINRA registered broker-dealer firm that accepts the risks associated holding any number of shares or participating in the offering of shares of a company in an initial public offering or IPO (such as the Company) in the “going public process.” Obtaining ticker symbols for the securities being offered by the Company in this registration statement, of which this prospectus is a part, is the last step in the process and only a market maker, not an issuer, may make application to FINRA for ticker symbols.

The market price of the Units, the Common. Stock and the Warrants could be substantially affected by various factors.

The market price of the Units, Common Stock and the Warrants could be subject to wide fluctuations in response to numerous factors. The price of the Units and Common Stock that will prevail in the market after this Offering may be higher or lower than the Unit Offering Price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

These factors include, but are not limited to, the following:

●	prevailing interest rates, increases in which may have an adverse effect on the market price of our securities;
●	trading prices of similar securities;
●	our history of timely filing of reports under the Securities Exchange Act of 1934 (“Exchange Act Reports”);
●	general economic and financial market conditions;
●	government actions or regulations related to crowdfunding;
●	the financial condition, performance and prospects of us and our competitors;
●	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;
●	our issuance of additional equity or debt securities; and
●	actual or anticipated variations in quarterly operating results of us and our competitors.

The Warrants are likely to trade in the same manner as our Common Stock.

As a result of these and other factors, investors who purchase the Units in this Offering may experience a decrease, which could be substantial and rapid, in the market price of the Units, Common Stock and the Warrants, including decreases unrelated to our operating performance or prospects.

Our CEO will be a “Control Person” and the Company will be a “Controlled Company.”

Following the offering, we will be a “controlled company,” which is defined to be a company of which more than 50% of the voting power is held by an individual, group or another company. A “Control Person” means any Person or Persons (as defined under Section 2(a)2 of the Act) that possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or contract or otherwise. Joseph Richard Moran, our CEO, Director and founder, is the control person of NM & RM Corp., which owns 100,000,000 shares of the Company’s 153,040,000 outstanding shares of Common Stock, representing 65.3% of the outstanding Common Stock prior to this Offering. In addition, RN & NM Corp. owns 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock. The holders of the shares of Series A Voting Preferred Stock are entitled to sixty-eight (68%) percent of the total votes on all such matters subject to stockholder vote, regardless of the actual number of shares of Series A Voting Preferred Stock then outstanding. Subsequent to the Offering, assuming all of Units are sold, there will be an additional 10,000,000 shares of Common Stock outstanding and, as a result, Mr. Moran will control 100,000,000 shares of Common Stock of the total of 163,040,000 shares of Common Stock outstanding, representing 61.3% of the total outstanding shares of Common Stock and, in addition, Mr. Moran, by virtue of his control of 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock, will have voting rights to an additional 73,694,080 votes, representing 236,734,080 votes of the total voting rights of 291,075,312 shares of voting capital stock, which includes the voting rights of the remaining 333,333 shares of Series A Voting Preferred Stock, resulting in Mr. Moran’s control of 81.3%% of the total voting capital stock of the Company.

As a result of Mr. Moran’s ownership, through NM & RM Corp. of 100,000,000 shares of Common Stock and 666,666 shares of Series A Voting Preferred Stock, Mr. Moran may be deemed to be a “Control Person” of the Company, as defined under Section 2(a)2 of the Act.

Management will have broad discretion in using the proceeds of this Offering.

We intend to use the net proceeds of this Offering (after putting the dividends for the initial three years into an escrow account) to pay our indebtedness and thereafter for working capital and general corporate purposes to support our growth. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this Offering. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this Offering.

11

Risks Relating to Our Common Stock

We have only a very limited operating history and may expect to report future losses that may cause our stock price to decline.

Since our inception, we have had only limited operating history, mostly related to that of any start-up business and the organization and planned registration with FINRA of our crowdfunding subsidiaries under our Raisewise USA name. We cannot be certain whether we will ever be profitable, or if we do, that we will be able to continue to be profitable. Also, any economic weakness or global recession may limit our ability to market our products and services. Any of these factors could cause our stock price to decline and result in our stockholders losing a portion or all of their investments.

Applicable SEC Rules governing the trading of “penny stocks” limits the trading and liquidity of our common stock which may affect the trading price of our common stock.

Since our common stock is expected to trade below $5.00 per share, our common stock is considered a “penny stock” and is subject to SEC rules and regulations that impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure document explaining the penny stock market and the associated risks. Under these regulations, brokers who recommend penny stocks to persons other than established customers or certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

We may need to raise additional capital. If we are unable to raise additional capital, our business may fail.

Because our revenues are not yet sufficient to cover expenses or fund our growth, we need to secure ongoing funding. If we are unable to obtain adequate additional financing, we may not be able to successfully market and sell our products, our business operations will most likely be discontinued, and we will cease to be a going concern. To secure additional financing, we may need to borrow money or sell more securities. Under these circumstances, we may be unable to secure additional financing on favorable terms or at all. Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders. If we borrow money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations, which would have a material negative effect on operating results and most likely result in a lower stock price.

Our Common Stock price may fluctuate and be extremely volatile.

To date, there has been no trading in any of our securities, including our Units, Common Stock or Warrants. We believe this potential volatility, if and when a trading market develops, of which there can be no assurance, may be caused, in part, by variations in our quarterly operating results, delays in development of our markets for crowdfunding, changes in market valuations of similar companies, and the volume of our stock in the market.

Additionally, in recent years the stock market in general, and the OTC Markets and financial stocks in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price regardless of our operating performance. The historical trading of other companies involved directly or indirectly in crowdfunding is not necessarily an indicator of how our securities will trade in the future and our trading price will not necessarily an indicator of what the trading price of our Common Stock might be in the future.

In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. If we become involved in this type of litigation in the future it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on our stock price.

Shares of our common stock may never become eligible for trading on any national securities exchange.

We cannot assure that we will ever be listed on the on Nasdaq or any national securities exchange. Listing on one of the Nasdaq markets or one of the other national securities exchanges is subject to a variety of requirements, including minimum trading price and minimum public “float” requirements. There are also continuing eligibility requirements for companies listed on national securities exchanges. If we are unable to satisfy the initial or continuing eligibility requirements of any such market, then our stock may not be listed or could be delisted. This could result in a lower trading price for our common stock and may limit the ability of our stockholders to sell their shares, which could result in a loss of some or all of their investments. After this registration statement is declared effective, of which there can be no assurance, we intend to apply for our securities to be subject to quotation on the OTC Markets.

12

If we fail to file periodic reports with the U.S. Securities and Exchange Commission, our common stock will not be able to be traded on the OTCQB.

After our Offering is declared effective by the SEC, of which there can be no assurance, we expect that our common stock will become eligible for trading on the OTCQB, Nevertheless, a regular trading market for our common stock may not develop nor be sustained in the future. OTC Markets limits quotation on the OTCQB to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. If we fail to remain current in the filing of our reports with the Securities and Exchange Commission, our common stock will not be able to be traded on the OTCQB. The OTCQB is an inter-dealer market that provides significantly less liquidity than a national securities exchange or automated quotation system.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

Certain provisions of Nevada law and of our corporate charter may inhibit a potential acquisition of our Company, and this could depress our stock price.

Nevada corporate law includes provisions that could delay, defer, or prevent a change in control of our company or our management. These provisions could discourage information contests and make it more difficult for our stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

(i)	without prior stockholder approval, our board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of our common stock and to determine the rights, privileges, and inference of that preferred stock;
(ii)	there is no cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and
(iii)	stockholders cannot call a special meeting of stockholders.

Our indemnification of our directors and officers may limit the rights of our stockholders.

While our board of directors and officers are generally accountable to our stockholders and us, the liability of our directors and officers to all parties is limited in certain respects under applicable state law and our articles of incorporation and bylaws, as in effect. Further, we have agreed or may agree to indemnify our directors and officers against liabilities not attributable to certain limited circumstances. This limitation of liability and indemnity may limit rights that our stockholders would otherwise have to seek redress against our directors and officers.

Additional issuances of stock options and warrants, convertible notes, and stock grants will cause additional substantial dilution to our stockholders.

Given our limited cash, liquidity, and revenues, it is likely that in the future, as in the past, we will issue additional warrants, stock grants, and convertible debt to finance our future business operations and acquisitions and strategic relationships. The issuance of additional shares of common stock, the exercise of warrants, and the conversion of debt to stock could cause additional dilution to our stockholders and could have further adverse effects on the market price for our securities or on our ability to obtain future financing. The 2018 increase in our authorized shares from two billion to ten billion increased the magnitude of this risk substantially.

13

The amount of authorized common stock may result in management implementing anti-takeover procedures by issuing new securities.

The proportion of unissued authorized shares to issued shares could, under certain circumstances, have an antitakeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our board of directors or contemplating a tender offer or other transaction for the combination of our company with another entity. Although, we have no current plans to issue additional stock for this purpose, management could use the additional shares that are now available or that may be available after a possible further recapitalization to resist or frustrate a third-party transaction. Generally, no stockholder approval would be necessary for the issuance of all or any portion of the additional shares of common stock unless required by law or any rules or regulations to which we are subject.

Depending upon the consideration per share for any subsequent issuance of common stock, such issuance could have a dilutive effect on those stockholders who paid a higher consideration per share for their stock. Also, future issuances of common stock will increase the number of outstanding shares, thereby decreasing the percentage ownership—for voting, distributions, and all other purposes—represented by existing shares of common stock. The availability for issuance of the additional shares of common stock may be viewed as having the effect of discouraging an unsolicited attempt by another person or entity to acquire control of us. Although our board has no present intention of doing so, our authorized but unissued common stock could be issued in one or more transactions that would make a takeover of us more difficult or costly and, therefore, less likely. Holders of our common stock do not have any preemptive rights to acquire any additional securities issued by us.

Our stockholders may not recoup all or any portion of their investment upon our dissolution.

In the event of a liquidation, dissolution, or winding-up of our company, whether voluntary or involuntary, our net remaining proceeds and/or assets, after paying all of our debts and liabilities, will be distributed to the holders of common stock on a pro-rata basis. We cannot assure that we will have available assets to pay to the holders of common stock any amounts upon such a liquidation, dissolution, or winding-up of our company. In this event, our stockholders could lose some or all of their investment.

There is no current trading market for our Common Stock, and there may never be an active and sustained market for our common stock and we cannot assure you that the common stock will remain liquid

Our Common Stock is not yet subject to quotation on the OTCQB nor can there be an assurance that a trading market will develop or be sustained. Any investor may find it difficult to obtain accurate quotations in the future, if at all, as to the market value of the Common Stock and trading of our Common Stock may be extremely sporadic. An active market for the Common Stock may never develop. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

Our Common stock will be subject to the “Penny Stock” rules of the SEC in which event the trading market in our stock will be limited, which makes transactions in our stock cumbersome and may reduce the value of an investment.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	That a broker or dealer approve a person’s account for transactions in penny stocks; and
●	The broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

14

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	Obtain financial information and investment experience objectives of the person; and
●	Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	Sets forth the basis on which the broker or dealer made the suitability determination; and
●	That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common stock and cause a decline in the market value of our stock.

Disclosure also must be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a shareholder’s ability to buy and sell our common stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock may be thinly traded, sale of your holding may take a considerable amount of time.

The shares of our Common Stock, if and when a trading market develops, may be thinly traded on the OTCQB Market, meaning that the number of persons interested in purchasing our Common Stock at or near bid prices at any given time may be relatively small or non-existent. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

15

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders who have invested privately in our Common Stock prior to the IPO may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement under the Exchange Act. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Any substantial sales of our Common Stock pursuant to Rule 144 may have a material adverse effect on the market price of our Common Stock.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our Common Stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

Our annual and quarterly results may fluctuate, which may cause substantial fluctuations in our common stock price.

Our annual and quarterly operating results may in the future fluctuate significantly depending on factors including the timing of purchase orders, new product releases by us and other companies, gain or loss of significant customers, price discounting of our product, the timing of expenditures, product delivery requirements and economic conditions. Revenues related to our product are required to be recognized upon satisfaction of all applicable revenue recognition criteria. The recognition of revenues from our product is dependent on several factors, including, but not limited to, the terms of any license agreement and the timing of implementation of our products by our customers.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter or year, which may cause downward pressure on our Common stock price. We expect quarterly and annual fluctuations to continue for the foreseeable future.

The availability of a large number of authorized but unissued shares of common stock may, upon their issuance, lead to dilution of existing stockholders.

We are authorized to issue 400,000,000 shares of Common Stock, of which 150,000,000 shares of Common Stock were issued to our founders. To date, our founders have sold 3,206,250 shares of Common Stock in private transactions to accredited investors. Additional shares may be issued by the Company upon the exercise of any outstanding warrants issued to accredited investors or to be issued by the Company in the future, or otherwise authorized for issuance by our board of directors, from time-to-time, without further stockholder approval. The issuance of large numbers of shares of Common Stock, possibly at below market prices, is likely to result in substantial dilution to the interests of other stockholders. In addition, issuances of large numbers of shares may adversely affect the market price of our Common stock.

Our Articles of Incorporation authorize 10,000,000 shares of preferred stock and our Board of Directors is authorized to provide for the issuance of unissued shares of preferred stock in one or more series, and to fix the number of shares and to determine the rights, preferences and privileges thereof. Accordingly, the board of directors may issue preferred stock which may convert into large numbers of shares of Common Stock and consequently lead to further dilution of other shareholders.

16

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

We have never declared or paid cash dividends on our Common Stock. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

The Nevada Revised Statute contains provisions that could discourage, delay or prevent a change in control of our company, prevent attempts to replace or remove current management and reduce the market price of our stock.

Provisions in our articles of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our board of directors to issue up to ten million shares of “blank check” preferred stock. As a result, without further stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us.

We are also subject to the anti-takeover provisions of the NRS. Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Sections 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in the Company’s articles of incorporation or by-laws, restricts the ability of an acquiring person to obtain a controlling interest of 20% or more of our voting shares. Our articles of incorporation and by-laws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors before the person becomes an interested stockholder. After the expiration of the three-year period, the corporation may engage in a combination with an interested stockholder under certain circumstances, including if the combination is approved by the board of directors and/or stockholders in a prescribed manner, or if specified requirements are met regarding consideration. The term “combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation’s voting stock. A Nevada corporation may “opt out” from the application of Section 78.411 et seq. through a provision in its articles of incorporation or by-laws. We have not “opted out” from the application of this section.

Our publicly filed Exchange Act Reports will be subject to review by the SEC, and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of the Company’s common stock.

The reports of publicly traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements, and the SEC is required to undertake a comprehensive review of a company’s reports at least once every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. We could be required to modify, amend or reformulate information contained in prior filings as a result of an SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of the Company’s Common Stock.

17

We are not subject to certain of the corporate governance provisions of the Sarbanes-Oxley Act of 2002.

Since our common stock is not listed for trading on a national securities exchange, we are not subject to certain of the corporate governance requirements established by the national securities exchanges pursuant to the Sarbanes-Oxley Act of 2002. These include rules relating to independent directors, director nomination, audit and compensation committees, retention of audit committee financial expert and the adoption of a code of ethics. Unless we voluntarily elect to fully comply with those obligations, which we have not to date, the protections that these corporate governance provisions were enacted to provide will not exist with respect to us. While we may make an application to have our securities listed for trading on a national securities exchange, which would require us to fully comply with those obligations, we cannot assure you that we will make such application, that we would be able to satisfy applicable listing standards, or if we did satisfy such standards, that we would be successful in such application.

We are required to comply with Section 404a of the Sarbanes-Oxley Act of 2002 and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404a of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, We will become subject to the requirements of Section 404a upon the effective date of this Registration Statement. Any failure to maintain adequate controls could result in delays or inaccuracies in reporting financial information or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of all of the 10 million Units in this Offering will be approximately $18,050,000.00 based on the public Unit Offering Price of $2.00 per Unit, after deducting our estimated Offering expenses of approximately $150,000.00, and our placement agent commissions of 9%, or approximately $1,800,000, assuming all of the Units are sold as a direct result of the selling efforts and introductions of placement agents.

We plan to use the remaining net proceeds for working capital and other general corporate purposes, which may include platform development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our crowdfunding business. As of the date of this prospectus, we do not have any understandings to acquire any businesses. Because this is a best effort Offering with no minimum, we cannot predict how much money we will ultimately raise.

We anticipate an approximate allocation of the use of net proceeds assuming we raise 25%, 50%, 75% or 100% of the maximum offering amount as follows:

	25%	50%	75%	100%
Working Capital	$2,000,000	$4,000,000	$6,000,000	$8,000,000
General and Administrative	2,500,000	5,000,000	7,000,000	8,000,000
Offering Expenses and Crowdfunding Expenses(1)	500,000	1,000,000	2,000,000	4 000 000
Total Offering Proceeds	$5,000,000	$10,000,000	$15,000,000	$20,000,000

(1) The Offering Expenses and Fees includes fees payable to placement agents, assuming that all the Units subject to this Offering are sold as a direct result of the selling efforts of third-party placement agents. Our officers, directors and affiliates will not be paid any fees for their efforts in selling the Units. The Use of Proceeds does not include fees paid as a result of the selling efforts of third-party placement agents.

Other than as discussed above, we have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have broad discretion in the allocation of the net proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the level of our expected sales and marketing activities and the attractiveness of any additional acquisitions or investments. Pending these uses, we intend to invest the net proceeds that we receive from this Offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

If in the future we receive proceeds from the exercise of the Warrants, we expect such proceeds will be contributed to working capital and will be used for general corporate purposes.

18

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock or any other shares of capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends on any other securities, including Common Stock for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board may deem relevant. Further Nevada law limits when we can pay dividends on our securities. Further our continuing losses require us to use funds we receive in financings to meet our working capital needs. See “Description of Offered Securities – Dividends.”

CAPITALIZATION

At May 31, 2022 and May 31, 2023, the Company had two (2) classes of stock:

Series A Preferred Stock

Based upon Board resolutions at the time the Company was re-domiciled in Nevada, the Company is authorized to issue 10,000,000 shares of Series A Preferred Stock, at a par value of $.0001 of which 999,999 shares were issued to our founders. Our Board has the authority, without further action by the stockholders, to issue up to 9,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. As of May 31, 2022 and November 30, 2022, there are 1,000,000 shares of Series A Preferred Stock authorized, of which 999,999 shares are issued and outstanding. The holder of the Series A Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the holders of the Corporation’s Common Stock and Series A Preferred Stock shall vote together as a single class with the holders of the Corporation’s Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock (collectively, the “Voting Capital Stock”), with the holders of Series A Preferred Stock being entitled to sixty-eight percent (68%) of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 32% of the total votes based on their respective voting power. Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the holders of shares of the outstanding shares of Series A Preferred Stock shall not be entitled to receive dividends. Holders of Series A Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series A Preferred Stock nor shall the shares of Series A Preferred Stock be convertible into shares of the Corporation’s Common Stock. The shares of Series A Voting Preferred Stock being issued to the Holders are not transferable.

Common Stock

Based upon Board resolutions at the time the Company was re-domiciled in Nevada, the Company is authorized to issue 400,000,000 shares of common stock, at a par value of $.0001 (“Common Stock”) of which 150,000,000 shares of Common Stock were issued to our founders and an additional 3,040,000 shares were sold to two “accredited investors” in reliance upon the exemption provided under Regulation D promulgated by the SEC under the Act and Section 4(2) of the Act. Additional shares may be issued upon the exercise of any outstanding warrants issued to private investors or to be issued by the Company in the future, or otherwise authorized for issuance by our board of directors, from time-to-time, without further stockholder approval. The holders of the Company’s Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption.

19

PART I – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2023

20

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	February 28, 2023	May 31, 2022

ASSETS
Current Assets
Cash	$19,956	$7,496
Total Current Assets	19,956	7,496
Other Assets
Software Application	88,590	84,590
Total Other Assets	88,590	84,590

Total Assets	$108,546	$92,086

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)

Current Liabilities
Due to related parties	51,623	32,875

Total Liabilities	51,623	32,875

Stockholders’ Equity (Deficit)
Preferred A Stock, $0.0001 par value; 1,000,000 shares authorized, 999,999 issued and outstanding at February 28, 2023 and at May 31, 2022, respectively	100	100
Common stock, $0.0001 par value; 400,000,000 shares authorized, 153,506,250 issued and outstanding, at February 28, 2023 and 153,040,000 at May 31, 2022, respectively	15,351	15,304
Additional paid-in capital	1,301,409	1,146,581
Accumulated deficit	(1,259,937)	(1,102,774)
Total Stockholders’ Equity (Deficit)	56,923	59,211

Total Liabilities and Stockholders’ Equity (Deficit)	$108,546	$92,086

See accompanying notes to the unaudited consolidated financial statements.

F-1

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended February 28		Nine Months Ended February 28
	2023	2022	2023	2022
Revenues:	$-	$-	$-	$-

Operating Expenses:
General & Administrative expenses	75,858	6,706	157,163	81,587
Total Operating expenses	75,858	6,706	157,163	81,587

Loss from operations	(75,858)	(6,706)	(157,163)	(81,587)

NET LOSS	$(75,858)	$(6,706)	$(157,163)	$(81,577)

Net Loss Share Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted Average Number of Common Shares Outstanding during the year Basic and Diluted	153,506,250	150,040,000	153,560,250	150,040,000

See accompanying notes to the unaudited consolidated financial statements.

F-2

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Series A Preferred		Common Stock		Additional Paid-In	Accumulated	Stockholder Equity/
	Shares	Amounts	Shares	Amount	Capital	Deficit	(Deficit) ($)
Balance May 31, 2021	999,999	100	150,000,000	15,000	1,051,885	(996,900)	70,085
Issuance of common Shares for cash	-	-	3,040,000	304	94,696	-	95,000
Net Loss	-	-	-	-	-	(59,583)	(59,583)
Balance August 31, 2021	999,999	100	153,040,000	15,304	1,146,581	(1,056,483)	105,502
Net Loss						(15,298)	(15,298)
Balance November 30, 2021	999,999	100	153,040,000	15,304	1,146,581	(1,071,781)	90,204
Net Loss						(6,706)	(6,706)
Balance February 28, 2022	999,999	100	153,040,000	15,304	1,146,581	(1,078,486)	83,499

Balance May 31, 2022	999,999	100	153,040,000	15,304	1,146,581	(1,102,773)	59,212
Net Loss						(5,962)	(5,962)
Balance August 31, 2022	999,999	100	153,040,000	15,304	1,146,581	(1,108,736)	53,249
Issuance common shares for cash			166,250	17	49,858		49,875
Net Loss						(75,470)	(75,470)
Balance November 30, 2022	999,999	100	153,206,250	15,321	1,196,439	(1,184,206)	27,654
Issuance of common Shares for cash			300,000	30	104,970		105,000
Net Loss						(75,858)	(75,858)
Balance February 28, 2023	999,999	100	153,506,250	15,351	1,301,409	(1,259,937)	56,923

See accompanying notes to the unaudited consolidated financial statements.

F-3

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended	For the Nine Months Ended
	February 28, 2023	February 28, 2022
Cash Flows From Operating Activities:
Net Loss	$(157,163)	$(81,586)
Adjustments to reconcile net loss to net cash used in operations
Expenses contributed by related parties	-	-
Changes in operating assets and liabilities:
Accounts payable	-	(15)
Due to related parties	18,748	2,873
Net Cash Used In Operating Activities	(138,415)	(78,728)

Cash Flows From Investing Activities:
Cash paid for development of application	(4,000)	(14,490)
Net Cash Used in Financing Activities	(4,000)	(14,490)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	154,875	95,000
Proceeds from sale of minority interest in Raise Wise, Sweden	-	-
Net Cash Provided by Financing Activities	154,875	95,000

Net Increase (Decrease) in Cash	12,460	1.782

Cash at Beginning of Period	7,496	-

Cash at End of Period	$19,956	$1,782

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to the unaudited consolidated financial statements.

F-4

BLUE CHIP CAPITAL GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Blue Chip Capital Group, Inc., (the “Company”) was incorporated in the State of Delaware on November 27, 2019 under the name of Blue Chip Financial Group Corp. It was subsequently re-domiciled to the State of Nevada on December 17, 2020, with a name change to Blue Chip Capital Group, Inc. This is the first reporting date on the Company’s activity in Nevada.

The Company is a development stage company that has created a Crowdfunding platform that provides individual investors with access to investment opportunities. The Company’s business purpose is to identify, research and if determined to meet the Company’s criteria, acquire an interest in business opportunities available for the Company to leverage. The Company is not restricting its business development criteria to any specific business, industry, or geographical location. The Company may in fact participate in a business venture of virtually any kind or nature so long that it is in the best interest of the Company and its shareholders in an effort to build long-term shareholder value.

On January 8, 2021, the Company created an additional wholly subsidiary entitled Raisewise Morocco L.L.C. No assets or liabilities have been recorded on its balance sheet, nor has the subsidiary had any transactions since inception. The subsidiary’s purpose is to create a Crowdfunding platform that provides individual investors with access to investment opportunities. The Company owns 100% of the subsidiary.

The Company created a wholly owned subsidiary called Raisewise Sweden during fiscal year ended May 31, 2020.

On December 22, 2020, Medcap International Inc. agreed to purchase a twenty percent (20%) ownership in the wholly owned subsidiary for $50,000. To date, no operations have been conducted nor are any transactions pending at Raise Wise Sweden AB and therefore, there is no non-controlling interest reported as of February 28, 2022.

The Company is in the process of establishing a Crowdfunding platform in Sweden under the name Raisewise Sweden AB. The Company formed a Swedish Limited liability company with the name Raisewise Sweden AB that is a wholly owned subsidiary of the Company that has been granted a registration to provide crowd funding services with the national regulator in Sweden). On December 22, 2020, Medcap LTD agreed to purchase a twenty percent (20%) ownership in the wholly owned subsidiary for $50,000. Raisewise Sweden currently has no assets and there has been no operations incurred as of February 28, 2023.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenues since inception, has a net loss for the nine months ended February 28, 2023, of $157,163, an accumulated deficit of $1,259,937 These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s continuation as a going concern is dependent upon, among other things, its ability to generate revenues and its ability to obtain capital from third parties. No assurance can be given that the Company will be successful in these efforts. Management plans to identify adequate sources of funding to provide operating capital for continued growth.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

F-5

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of February 28, 2023 and May 31, 2022, respectively.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

F-6

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented. As of February 28, 2023, the Company does not have any Long-Lived Assets.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As of February 28, 2023, the Company does not have any Fixed Assets.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. For six months ended November 30, 2022, the Company had no stock-based compensation.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation. At February 28, 2023, the Company has 532,000 warrants outstanding to purchase shares of the Company’s common stock which are potentially dilutive.

F-7

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 4 – RELATED PARTIES

During the nine months ending February 28, 2023, and 2022, members of management and shareholders have contributed capital to the Company by funding expenses incurred in the amounts of $37,375 and $2,875, respectively. At February 28, 2023 and May 31, 2022, the amount due to related parties was $51,624 and $32,875, respectively.

NOTE 5 – STOCKHOLDERS’ EQUITY

Series A Preferred Stock

Based upon Board resolutions at the time the Company was re-domiciled in Nevada, the Company is authorized to issue 1,000,000 shares of Preferred Series A Stock, at a par value of $.0001 of which 999,999 shares were issued to our founders. Our Board has the authority, without further action by the stockholders, to issue up to 9,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The holder of the Series A Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the holders of the Corporation’s Common Stock and Series A Preferred Stock shall vote together as a single class with the holders of the Corporation’s Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock (collectively, the “Voting Capital Stock”), with the holders of Series A Preferred Stock being entitled to sixty-eight percent (68%) of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 32% of the total votes based on their respective voting power. Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the holders of shares of the outstanding shares of Series A Preferred Stock shall not be entitled to receive dividends. Holders of Series A Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series A Preferred Stock nor shall the shares of Series A Preferred Stock be convertible into shares of the Corporation’s Common Stock. The shares of Series A Voting Preferred Stock being issued to the Holders are not transferable.

Common Stock

On June 29, 2021, the Company entered into a subscription agreement with an investor who agreed to purchase 1,440,000 shares of Common Stock for $45,000. In further consideration thereof, the Company granted warrants to Purchaser allowing Purchaser to purchase a total of Three Hundred and Seventy Eight Thousand (378,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2022 at a price of Fifty Cents ($.50) per share; (ii) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2023 at a price of Seventy Five Cents ($.75) per share; and (iii) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2024 at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

F-8

On July 3, 2021, the Company entered into a subscription agreement with an investor who agreed to purchase 1,600,000 shares of Common Stock for $50,000. In further consideration thereof, the Company granted warrants to Purchaser allowing Purchaser to purchase a total of Four Hundred and Twenty Thousand (420,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2022 at a price of Fifty Cents ($.50) per share; (ii) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2023 at a price of Seventy Five Cents ($.75) per share; and (iii) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2024 at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

On November 9, 2022, the Company entered into a subscription agreement with an investor who agreed to purchase 166,250 shares of Common Stock for $45,000. In further consideration thereof, the Company granted warrants to the purchaser allowing them to purchase a total of fifty-seven thousand (57,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase twenty-eight thousand (28,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of sixty-five cents ($0.65) per share; (ii) a warrant to purchase twenty-eight thousand (28,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

On January 13, 2023, the Company entered into a subscription agreement with an investor who agreed to purchase 300,000 shares of Common Stock for $105,000. In further consideration thereof, the Company granted warrants to the purchaser allowing them to purchase a total of one-hundred, twenty thousand (120,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase sixty thousand (60,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of sixty-five cents ($0.65) per share; (ii) a warrant to purchase sixty thousand (60,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

Warrants

The Company has a total of 709,000 warrants outstanding to purchase shares of the Company’s Common Stock outstanding of which, 532,000 are exercisable as of February 28, 2023. During the nine months ended February 28, 2023, the Company granted 176,000 warrants. During the nine months ended February 28, 2023 266,000 warrants issued during the year ended May 31, 2022, have expired. The warrants have a weighted average exercise price of $0.55 and a weighted average remaining term of 1.03 years.

The Company used the Black Scholes valuation model to determine the fair value of the warrants issued for the nine months ended February 28, 2023. The intrinsic value of the warrants granted during the nine months ended February 28, 2023 was $32,729 using the following key assumptions: expected price volatility of 188% - 198%; discount rates of 4.40% - 4.75%; terms of 1 – 2 years; dividend rates of zero.

NOTE 6 – SOFTWARE APPLICATION

The Company is in the process of developing a software platform for use on the Company’s website. The platform is currently in its development phase and is expected to go live in the near future. During the nine-months ended February 28, 2023 and 2022, the Company has spent $4,000 and $14,490, respectively, on the development of the platform for total capitalized expenditures of $88,590 as of February 28, 2023. Once complete, the Company will begin depreciating the platform over its estimated useful life.

F-9

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2022

F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Blue Chip Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Chip Capital Group, Inc. (the Company) as of May 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2022 and 2021, and the results of their operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit, has generated net losses since its inception and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Hudgens CPA, PLLC
www.hudgenscpas.com
We have served as the Company’s auditor since 2021.
Houston, Texas
February 28, 2023

F-11

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	May 31, 2022	May 31, 2021

ASSETS
Current Assets
Cash	$7,496	$-
Total Current Assets	7,496	-
Other Assets
Software Application	84,590	70,100
Total Other Assets	84,590	70,100

Total Assets	$92,086	$70,100

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)

Current Liabilities
Accounts payable	-	15
Due to related parties	32,875	-

Total Liabilities	32,875	15

Stockholders’ Equity (Deficit)
Preferred A Stock, $0.0001 par value; 1,000,000 shares authorized, 999,999 issued and outstanding at May 31, 2022 and at May 31, 2021, respectively	100	100
Common stock, $0.0001 par value; 400,000,000 shares authorized, 153,040,000 issued and outstanding, at May 31, 2022 and 150,000,000 at May 31, 2021, respectively	15,304	15,000
Additional paid-in capital	1,146,581	1,051,885
Accumulated deficit	(1,102,774)	(996,900)
Total Stockholders’ Equity (Deficit)	59,211	70,085

Total Liabilities and Stockholders’ Equity (Deficit)	$92,086	$70,100

The accompanying notes are an integral part of these consolidated financial statements

F-12

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended May 31
	2022	2021
Revenues:	$-	$-

Operating Expenses:
General & Administrative expenses	105,874	985,000
Total Operating expenses	105,874	985,000

Loss from operations	(105,874)	(985,000)

NET LOSS	$(105,874)	$(985,000)

Net Loss Share Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Number of Common Shares Outstanding during the year Basic and Diluted	153,040,000	150,000,000

See accompanying notes to consolidated financial statement

F-13

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Series A Preferred		Common Stock		Additional Paid-In	Accumulated	Stockholders’ Equity/
	Shares	Amounts	Shares	Amount ($)	Capital ($)	Deficit ($)	(Deficit) ($)
Balance May 31, 2020	999,999	100	150,000,000	15,000	(15,100)	(11,900)	(11,900)
Expenses contributed by related parties	-	-	-	-	960,085	-	960,085
Forgiveness of payables – related party	-	-	-	-	56,900	-	56,900
Proceeds from sale of non-controlling interest in Raisewise Sweden	-	-	-	-	50,000	-	50,000

Net Loss	-	-	-	-	-	(985,000)	(985,000)

Balance May 31, 2021	999,999	100	150,000,000	15,000	1,051,885	(996,900)	70,085
Issuance of Common Shares for cash	-	-	3,040,000	304	94,696	-	95,000
Net Loss	-	-	-	-	-	(105,874)	(105,874)
Balance May 31, 2022	999,999	100	153,040,000	15,304	1,146,581	(1,102,774)	59,211

See accompanying notes to consolidated financial statement

F-14

BLUE CHIP CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended
	May 31, 2022	May 31, 2021
Cash Flows From Operating Activities:
Net Loss	$(105,874)	$(985,000)
Adjustments to reconcile net loss to net cash used in operations
Expenses contributed by related parties	-	960,085
Changes in operating assets and liabilities:
Accounts payable	(15)	15
Due to related parties	32,875	-
Net Cash Used In Operating Activities	(73,014)	(24,900)

Cash Flows From Investing Activities:
Cash paid for development of application	(14,490)	(25,100)
Net Cash Used in Financing Activities	(14,490)	(25,100)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	95,000	-
Proceeds from sale of minority interest in RaiseWise, Sweden	-	50,000
Net Cash Provided by Financing Activities	95,000	50,000

Net Increase (Decrease )in Cash	7,496	-

Cash at Beginning of Period	-	-

Cash at End of Period	$7,496	$-

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$-	$-

Non-Cash Investing and Financing Activities:
Forgiveness of payables – related party	$-	$56,900

The accompanying notes are an integral part of these consolidated financial statements

F-15

BLUE CHIP CAPITAL GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Blue Chip Capital Group, Inc., (the “Company”) was incorporated in the State of Delaware on November 27, 2019 under the name of Blue Chip Financial Group Corp. It was subsequently re-domiciled to the state of Nevada on December 17, 2020 with a name change to Blue Chip Capital Group, Inc. This is the first reporting date on the Company’s activity in Nevada.

The Company is a development stage Company that has created a Crowdfunding platform that provides individual investors with access to investment opportunities. The Company’s business purpose is to identify, research and if determined to meet the Company’s criteria, acquire an interest in business opportunities available for the Company to leverage. The Company is not restricting its business development criteria to any specific business, industry, or geographical location. The Company may in fact participate in a business venture of virtually any kind or nature so long that it is in the best interest of the Company and its shareholders in an effort to build long-term shareholder value.

On January 8, 2021, the Company created an additional wholly subsidiary entitled Raise Wise Morocco L.L.C. No assets or liabilities have been recorded on its balance sheet, nor has the subsidiary had any transactions since inception. The subsidiary’s purpose is to create a Crowdfunding platform that provides individual investors with access to investment opportunities. The Company owns 100% of the subsidiary.

The Company created a wholly owned subsidiary called RaiseWise Sweden during fiscal year ended May 31, 2020.

On December 22, 2020, Medcap LTD agreed to purchase a twenty percent (20%) ownership in the wholly owned subsidiary for $50,000. To date, no operations have been conducted nor are any transactions pending at Raisewise Sweden AB and therefore, there is no non-controlling interest reported as of February 28, 2022.

The Company is in the process of establishing a Crowdfunding platform in Sweden under the name Raisewise Sweden AB. The Company formed a Swedish Limited liability company with the name Raisewise Sweden AB that is a wholly owned subsidiary of the Company that has been granted a registration to provide crowd funding services with the national regulator in Sweden). On December 22, 2020, Medcap LTD agreed to purchase a twenty percent (20%) ownership in the wholly owned subsidiary for $50,000. Raisewise Sweden currently has no assets and there has been no operations incurred as of May 31, 2022.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenues since inception, has a net loss for the year ended May 31, 2022 of $105,874, an accumulated deficit of $1,102,774. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s continuation as a going concern is dependent upon, among other things, its ability to generate revenues and its ability to obtain capital from third parties. No assurance can be given that the Company will be successful in these efforts.

Management plans to identify adequate sources of funding to provide operating capital for continued growth.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

F-16

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of May 31, 2022 and May 31, 2021, respectively.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

F-17

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented. As of May 31, 2022, the Company does not have any Long-Lived Assets.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. As of May 31, 2022, the Company did not have any Fixed Assets.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Stock-Based Compensation

FASB ASC 718 “Compensation – Stock Compensation,” prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company determines if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity’s past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. For the years ended May 31, 2022 and 2021, the Company had no stock-based compensation, respectively.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and upon the conversion of notes. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation. At May 31, 2022, the Company had 798,000 warrants outstanding to purchase shares of common stock which are potentially dilutive.

F-18

Recently Issued Accounting Pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 4 – RELATED PARTIES

During the years ended May 31, 2022 and 2021, members of management and shareholders have contributed capital to the Company by funding expenses incurred in the amounts of $32,875 and $960,085, respectively. During the year ended May 31, 2021, $56,900 due to management was forgiven. At May 31, 2022 and 2021, the amount due to related parties was $32,875 and $0, respectively.

NOTE 5 – STOCKHOLDERS’ EQUITY

Series A Preferred Stock

Based upon Board resolutions at the time the Company was re-domiciled in Nevada, the Company is authorized to issue 1,000,000 shares of Preferred Series A Stock, at a par value of $.0001 of which 999,999 shares were issued to our founders. Our Board has the authority, without further action by the stockholders, to issue up to 9,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The holder of the Series A Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the holders of the Corporation’s Common Stock and Series A Preferred Stock shall vote together as a single class with the holders of the Corporation’s Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock (collectively, the “Voting Capital Stock”), with the holders of Series A Preferred Stock being entitled to sixty-eight percent (68%) of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 32% of the total votes based on their respective voting power. Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the holders of shares of the outstanding shares of Series A Preferred Stock shall not be entitled to receive dividends. Holders of Series A Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series A Preferred Stock nor shall the shares of Series A Preferred Stock be convertible into shares of the Corporation’s Common Stock. The shares of Series A Voting Preferred Stock being issued to the Holders are not transferable.

Common Stock

On June 29, 2021, the Company entered into a subscription agreement with an investor who agreed to purchase 1,440,000 shares of Common Stock for $45,000. In further consideration thereof, the Company granted warrants to the purchaser allowing them to purchase a total of Three Hundred and Seventy Eight Thousand (378,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2022 at a price of Fifty Cents ($.50) per share; (ii) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2023 at a price of Seventy Five Cents ($.75) per share; and (iii) a warrant to purchase One Hundred and Twenty Six Thousand (126,000) shares of the Company’s Common Stock on or before October 1, 2024 at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

F-19

On July 3, 2021, the Company entered into a subscription agreement with an investor who agreed to purchase 1,600,000 shares of Common Stock for $50,000. In further consideration thereof, the Company granted warrants to Purchaser allowing Purchaser to purchase a total of Four Hundred and Twenty Thousand (420,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2022 at a price of Fifty Cents ($.50) per share; (ii) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2023 at a price of Seventy Five Cents ($.75) per share; and (iii) a warrant to purchase One Hundred and Forty Thousand (140,000) shares of the Company’s Common Stock on or before October 1, 2024 at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

Warrants

The Company has a total of 798,000 warrants to purchase shares of the Company’s Common Stock which were granted during the year ended May 31, 2022. The warrants are fully vested, have a weighted average exercise price of $0.72 and a weighted average remaining term of 1.34 years.

The Company used the Black Scholes valuation model to determine the fair value of the warrants issued during the year ended May 31, 2022. The intrinsic value of the warrants granted during the year ended May 31, 2022 was $17,756 using the following key assumptions: expected price volatility of 230%; discount rates of 0.08% - 0.47%; expected terms of 1.5 – 3.5 years; dividend rates of zero.

NOTE 6 – SOFTWARE APPLICATION

The Company is in the process of developing a software platform for use on the Company’s website. The platform is expected to go live in the near future. During the years ended May 31, 2022, and 2021, the Company incurred development costs of $14,490 and $25,100, respectively. At May 31, 2022, total platform development capitalized expenditures were $84,590. Once complete, the Company will begin depreciating the platform over its estimated useful life.

NOTE 7 – INCOME TAXES

Topic 740 in the Accounting Standards Codification (ASC 740) prescribes recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At May 31, 2022 the Company had taken no tax positions that would require disclosure under ASC 740.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the deferred tax assets at an anticipated tax rate of 21% for the period ended May 31, 2022 and May 31, 2021 are as follows:

	May 31, 2022	May 31, 2021

Net operating loss carryforwards	1,102,774	996,900
Deferred tax asset	231,583	209,349
Valuation allowance for deferred asset	(231,583)	(209,349)
Net deferred tax asset	-	-

At May 31, 2022 and May 31, 2021, the Company has net operating loss carryforwards of approximately $1,102,774 and $996,900, respectively, which will begin to expire in the year 2035. The change in the allowance account from May 31, 2022 to May 31, 2021 was $22,234.

NOTE 8 – SUBSEQUENT EVENTS

On November 9, 2022, the Company entered into a subscription agreement with an investor who agreed to purchase 166,250 shares of Common Stock for $45,000. In further consideration thereof, the Company granted warrants to the purchaser allowing them to purchase a total of fifty-seven thousand (57,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase twenty-eight thousand (28,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of sixty-five cents ($0.65) per share; (ii) a warrant to purchase twenty-eight thousand (28,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

On January 13, 2023, the Company entered into a subscription agreement with an investor who agreed to purchase 166,250 shares of Common Stock for $45,000. In further consideration thereof, the Company granted warrants to the purchaser allowing them to purchase a total of one-hundred, twenty thousand (120,000) additional shares of the Company’s Common Stock (the “Warrants”) on the following terms: (i) a warrant to purchase sixty thousand (60,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of sixty-five cents ($0.65) per share; (ii) a warrant to purchase sixty thousand (60,000) shares of the Company’s Common Stock for a period of twelve months from the effective date of the Company’s intended IPO at a price of Ninety Cents ($.90) per share. The warrants are exercisable by cash payment only.

F-20

BUSINESS

Blue Chip Capital Group, Inc., a Nevada corporation (the “Company”) owns subsidiaries that each operate independently but are accretive to one another under the name Raisewise USA, Inc., a New York corporation. We are establishing a portfolio of wholly and majority owned subsidiaries delivering what we believe will be leading-edge crowdfunding services in the market. Raisewise USA is a Regulation C crowdfunding platform, which is quite different than other crowdfunding platforms such as: (i) Lending Club, which began as a crowdfunding operation but transitioned to became a peer-to-peer lending company and financial institution that raises money through banks; (ii) Funding Circle Holdings PLC, a public company in the United Kingdom; and (iii) SeedInvest, which is a platform that raises money for equity up to US$75 million and operates like mini IPO for projects holders.

Our Raisewise platform operates as a traditional crowdfunding platform with debt, equity, rewards and donations. The ceiling on money raises via crowdfunding platform in the U.S. was formerly USD $1,070,000, until the upper limit was raised in October 2020 to USD $5,000,000. Each investor can find projects that fit their particular business and investor needs from USD $1,000 projects up to USD $5,000,000 and from simple personal loans to real estate equity investments, for example.

The Company’s Raisewise USA platform, operating through several wholly or majority owned subsidiaries in various U.S. and international jurisdictions can compete in the market with companies such as:

●	Crowdlustro.com
●	Fundopolis
●	Crowdfunz
●	Republic.co
●	Fundable

Each of these platforms are very diversified in the projects the fund. They all operate as a traditional crowdfunding business and their platforms will become our direct competitors with the same goal to facilitate the success of investment or projects.

The Company’s Business Plan

The Company has developed its concept and business plan for monetizing its intellectual properties, register its Raisewise brand, fund projects and investors for the purpose of generating revenues and profits and profit worldwide for its Crowdfunding platforms. As a new start-up, the can be no assurance of market acceptance, ability of successfully competing with established companies with greater resources an operating histories and generate significant revenues or profits, if ever.

To date, the Company has set up entities, some wholly owned and others, majority owned, to operate in the Crowdfunding industry. Each of these entities owns its platform. The first one established was Raisewise USA, incorporated in the State of New York that has been registered and authorized as a Crowdfunding entity by the United States Securities and Exchange Commission (“SEC”).

The Company’s purpose is to launch platforms in the major countries worldwide and obtain authorizations from each local international financial market for authority to operate Crowdfunding platforms using the “Raisewise” name. In additional to Raisewise USA, the Company has established Crowdfunding entities in Sweden and Morocco. Among other priority targeted areas, as a second stage, we plan to devote efforts to open Crowdfunding entities in the UK, France and Germany, with additional countries to be targeted thereafter.

21

The Company has devoted more than a year to get develop its own proprietary source code, designed to its needs with the capacity of modifying, adapting, transforming and improving its Crowdfunding platforms and be able to adapt to each platform to specific countries and markets.

To that end, the Company has also engaged and continued to identify an excellent team of professionals, including consultants and service providers to work with our management team including our Chief Technical Officer, financial advisory board and is developing an international web marketing agency to globalize our Crowdfunding network.

The Company’s Raisewise Subsidiaries and Material Terms of Contracts

Raisewise USA – Raisewise USA Crowdfunding License Agreement (“USA License Agreement”): Pursuant to the USA License Agreement dated April 1, 2022, a copy of which is attached as Exhibit 10.2 hereto, Raisewise USA was granted the rights to the Company’s Crowdfunding Platform for a term of 3 years. The USA License Agreement requires Raisewise USA to pay to the Company the sum of $50,000.00 US (subject to collection upon commencement of operations) as well as royalties comprised of 2.5% of the gross revenue derived from RaiseWise USA’s operation of the Crowdfunding Platform. Raisewise USA is a 100% owned subsidiary of the Company.

Raisewise USA – Crowdfunding Platform Management Services Agreement (“USA Platform Management Agreement”): Pursuant to the USA Platform Management Agreement dated April 1, 2022, a copy of which is attached as Exhibit 10.3 hereto, the Company was engaged to render certain defined management services to Raisewise USA for a term of 3 years. The USA Platform Management Agreement requires Raisewise USA to compensate the Company for management fees (3% of gross revenue), maintenance fees ($240,000.00 US/year) and set-up fees (5% of the gross revenue during the second year of operations).

Raisewise Sweden - Crowdfunding Platform License Agreement (“Sweden Platform License Agreement”): Pursuant to the Sweden Platform License Agreement dated April 1, 2022, a copy of which is attached as Exhibit 10.4 hereto, Raisewise Sweden was granted the rights to the Company’s Crowdfunding Platform for a term of 3 years. The Sweden Platform License Agreement requires Raisewise Sweden to pay to the Company the sum of $30,000.00 US (subject to collection upon commencement of operations) as well as royalties comprised of 2.5% of the gross revenue derived from RaiseWise Sweden’s operation of the Crowdfunding Platform. Raisewise Sweden is a 80% owned subsidiary of the Company with the remaining 20% owned by an unaffiliated United States corporation., MedCap International Inc.

Raisewise Sweden – Crowdfunding Platform Management Services Agreement (“Sweden Management Services Agreement”): Pursuant to the Sweden Management. Services Agreement dated April 1, 2022, a copy of which is attached as Exhibit 10.5 hereto, the Company was engaged to render certain defined management services to Raisewise USA for a term of 3 years. The Agreement requires Raisewise Sweden to compensate the Company for management fees (3% of gross revenue), maintenance fees ($85,000.00 US/year) and set-up fees (5% of the gross revenue during the second year of operations).

Raisewise Morocco - Crowdfunding Platform License Agreement (“Morocco Platform License Agreement”): Pursuant to the Morocco Platform License Agreement dated April 1, 2022, a copy of which is attached as Exhibit 10.6 hereto, Raisewise Morocco was granted the rights to the Company’s Crowdfunding Platform for a term of 3 years. The Agreement requires Raisewise Morocco to pay to the Company the sum of $30,000.00 US (subject to collection upon commencement of operations) as well as royalties comprised of 2.5% of the gross revenue derived from Raisewise Morocco’s operation of the Crowdfunding Platform. Raisewise Morocco is a 100% owned subsidiary of the Company.

Raisewise Morocco – Crowdfunding Platform Management and Maintenance Services Agreement (“Morocco Management Services Agreement”): Pursuant to the Morocco Management Services Agreement dated April 1, 2022, a copy of which is attached as exhibit 10.7 hereto, the Company was engaged to render certain defined management services to Raisewise Morocco for a term of 3 years. The Morocco Management Services Agreement requires Raisewise Morocco to compensate the Company for management fees (3% of gross revenue), maintenance fees ($120,000.00 US/year) and set-up fees (5% of the gross revenue during the second year of operations).

Raisewise USA is finalizing its application to be a FINRA regulated Regulation CF crowdfunding platform and has a contract in place with North Capital, a registered broker dealer. Raisewise Sweden has the FI authorization to operate debt and donations and is finalizing the plug-in for its payment system The Raisewise Morocco platform is in place while the Company awaits favorable developments in Moroccan law pertaining to crowdfunding platform operations, of which there can be no assurance The Moroccan crowdfunding law (Law number: 15.18; Decret number Dahir: 1.21.24) which is pending finalization and publication, and the Company reasonably expects the law to be enacted in or before the last calendar quarter of 2023. Accordingly, Raisewise Morocco is preparing its filing with the Moroccan financial authority, which, if approved, should establish the Company as a pioneer in the Moroccan crowdfunding space.

Government Regulation

The regulation of crowdfunding in the United States is multifaceted. Donation- and reward-based crowdfunding are essentially unregulated, subject only to the prohibitions on fraud and false advertising that apply to all commercial transactions. But crowdinvesting and most forms of crowdlending must comply with the registration and prospectus requirements of the Securities Act of 1933, unless an exemption is available.

Four different exemptions are available. Two of these, Rules 506(b) and 506(c), allow sales to wealthy or sophisticated investors with little additional regulation. Section 4(a)(6) of the Securities Act and its implementing regulation, Regulation Crowdfunding, allow sales to the general public, but at a high regulatory cost. Section 4(a)(6) and Regulation Crowdfunding heavily regulate all three participants in the crowdfunding process—issuers, intermediaries, and investors—and impose significant limits on the structure of offerings. Finally, many US states have adopted state crowdfunding exemptions that are coordinated with the federal intrastate offering exemption. These state exemptions are of limited usefulness because the issuer and all investors must be located in a single state.

Regulation Crowdfunding enables eligible companies to offer and sell securities through crowdfunding. The rules:

●	require all transactions under Regulation Crowdfunding to take place online through an SEC-registered intermediary, either a broker-dealer or a funding portal
●	permit a company to raise a maximum aggregate amount of $5 million through crowdfunding offerings in a 12-month period
●	limit the amount individual non-accredited investors can invest across all crowdfunding offerings in a 12-month period and
●	require disclosure of information in filings with the Commission and to investors and the intermediary facilitating the offering

Securities purchased in a crowdfunding transaction generally cannot be resold for one year. Regulation Crowdfunding offerings are subject to “bad actor” disqualification provisions.

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary is a member.

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, our subsidiary will be registered as a funding portal with the SEC and apply to become a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

22

SEC Requirements

As a funding portal, our subsidiary is prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) under the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that our subsidiary as well as its agents and affiliates do not engage in activities that funding portals are not permitted to undertake, including:

●	Providing investment advice or recommendations to investors for securities displayed on our platform;

●	Soliciting purchases, sales or offers to buy securities displayed on our platform;

●	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or

●	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal has certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

●	Providing a communications channel to allow issuers to communicate with investors;

●	Having due diligence and compliance protocols and requirements in place so that it has a “reasonable basis” to believe that

●	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;

●	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and

●	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and

●	Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We are also required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a planned member of FINRA, our funding portal will be subject to their supervisory authority and will be required to comply with FINRA’s portal requirements. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

23

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who “willfully participates” in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

Broker-Dealer Registration Requirements

With respect to sales under Regulation A and Regulation D, we provide the technology for issuers to identify and interact with potential investors, and do not structure transactions. We are not registered as a broker-dealer and do not engage in certain activities that would constitute “engaging in the business” of being a broker-dealer, including:

●	Actively soliciting investors and negotiating the terms of an arrangement between companies and investors;
●	Accepting compensation related to the success and size of the transaction or deal;
●	Effecting transactions, including handling of the securities and funds relating a transaction; and
●	Extending credit to investors; and creating the market and help negotiate the price between buyers and sellers.

There has been little regulatory guidance as to the circumstances in which state or federal broker-dealer registration requirements apply to online investment platforms, and such guidance as it exists generally predates the technological developments of the last couple of decades. Despite a long-standing request from organizations such as the American Bar Association to clarify the circumstances in which “finders,” who also connect buyers and sellers of securities, are permitted to perform that function without registering as broker-dealers, the SEC has not provided any guidance. It is possible that any clarification of the matter will result in our having to change our business model or even register as a broker-dealer. See “Risk Factors.”

Liability

Section 12(a)(2) of the Securities Act imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. We do not act as a broker for Regulation A or Regulation D offerings. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” statements; the information presented on our platform is drafted by the issuers themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Competition and Barriers to Entry

The Company’s Raisewise USA platform, operating through several wholly or majority owned subsidiaries in various U.S. and international jurisdictions can compete in the market with companies such as:

●	Crowdlustro.com
●	Fundopolis
●	Crowdfunz
●	Republic.co
●	Fundable

With respect to offerings made under Regulation Crowdfunding, we expect to compete with other intermediaries, including brokers and funding portals such as WeFunder, Next Seed, SeedInvest, Republic and MicroVentures.

With respect to offerings under Regulation A, we expect compete with other platforms, hosting services and broker-dealers. Some of our competitors include: SeedInvest, Hambrecht, CrowdEngine and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we expect to compete with platforms such as Crowdfunder, AngelList, EquityNet, SeedInvest, FundersClub and Fundable. (See also “Competition and Barriers to Entry” disclosure below.)

Employees

We currently have no full-time employees and one part-time employee, our CEO, who primarily works remotely. We also work with a large number of contractors for user-experience design, security controls and testing.

Our Address

Our principal executive offices are located at 269 South Beverly Drive – Suite 373, Beverly Hills 90212, and our telephone number is (347) 629-1990.

24

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion should be read in conjunction with our consolidated financial statements and notes to our financial statements included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. When the words “believe,” “expect,” “plan,” “project,” “estimate,” and similar expressions are used, they identify forward-looking statements. These forward-looking statements are based on management’s current beliefs and assumptions and information currently available to management, and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Information concerning factors that could cause our actual results to differ materially from these forward-looking statements can be found in our periodic reports filed with the Securities and Exchange Commission (“SEC”). The forward-looking statements included in this report are made only as of the date of this report. We disclaim any obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise.

Blue Chip Capital Group, Inc., a Nevada corporation (the “Company”) owns subsidiaries that operate independently but are accretive to one another under the name Raisewise USA, Inc., a New York corporation. We are establishing a portfolio of wholly and majority owned subsidiaries delivering what we believe will be leading-edge crowdfunding services in the market. Raisewise USA is a Regulation C crowdfunding platform, which is quite different than other crowdfunding platforms such as: (i) Lending Club, which began as a crowdfunding operation but transitioned to became a peer-to-peer lending company and financial institution that raises money through banks; (ii) Funding Circle Holdings PLC, a public company in the United Kingdom; and (iii) Seed Invest, which is a platform that raises money for equity up to US$75 million and operates like mini IPO for projects holders. Our Raisewise platform operates as a traditional crowdfunding platform with debt, equity, rewards and donations. The ceiling on money raises via crowdfunding platform in the U.S. was formerly USD $1,070,000, until the upper limit was raised in October 2020 to USD $5,000,000. Each investor can find projects that fit their particular business and investor needs from USD $1,000 projects up to USD $5,000,000 and from simple personal loans to real estate equity investments, for example.

The Company has yet to generate revenue from its operations during the fiscal year ended May 31, 2022, nor through the nine-month period ended February 28, 2023, and it has not had any revenue since inception November 27, 2019. In order for the Company to maintain and expand its operations through the next 12 months, it must: (1) continue to raise through capital infusions, either by means of equity or debt offerings, of a minimum of $1 million and up to $5 million; and (2) successfully raise capital from its pending registration statement, if and when it is declared effective by the Commission. The Company incurred net losses for the years ended May 31, 2022 and 2021 of ($105,874) and ($985,000), respectively. Cumulative losses since inception through February 28, 2023 are ($1,072,758). The Company has net negative working capital at its fiscal year ended May 31, 2022 of ($25,379). The Company has net negative working capital at its nine-month period ended February 28, 2023 of ($31,667), principally as a result of $51,623 in current liabilities representing an increase of approximately $19,000 owed to related parties compared to $32,875 owed to related parties at its year-ended May 31, 2022. With respect to current liabilities owed to related parties, the Company believes that it shall be able to negotiate extensions, as needed, at terms and conditions acceptable to the Company.

During the nine-month period ended February 28, 2023, the Company raised $154,875 from private stock offerings to third-party accredited investors, as that term is defined under Rule 501 of Regulation D promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”) as compared to $95,000 during the same nine-month period of the prior year, which sales were made in reliance upon Regulation S promulgated by the Commission under the Act. While the Company reasonably believes that it will be able to continue to raise capital from sales to third-party investors as well as from advances from related parties, the Company has no current arrangements or commitments from third-party investors or related parties nor can there be any assurance that the Company will be able to continue to support its operations through private offerings of its securities or advances from related parties on a long term basis. The Company will be dependent upon the raise of equity capital from the public Offering under this registration statement. There can be no assurance that the Company will be successful in raising sufficient proceeds from this Offering or the amount of proceeds that are actually raised. Reference in made to the disclosure under “Use of Proceeds” above.

This raises doubt about the Company’s ability to continue as a going concern. If additional funds cannot be raised or otherwise generated, the Company may be forced to reduce staff, minimize its research and development activities, or in a worst-case scenario, shut-down operations. However, management is cautiously optimistic that they can continue to improve operations and raise the appropriate funds both privately and publicly, of which there can be no assurance, in order to grow the Company’s underlying planned businesses. As explained above, the Company is currently raising working capital to fund its operations, principally via limited private placements of equity securities including Common Stock and warrants, in reliance upon the exemption under Reg S promulgated by the Commission under the Act. In addition, the Company has ongoing and pending contracts that are expected to generate operating cash to support operations during 2023 and during the next 12 months, of which there can be no assurance. Reference is made to the disclosure under “BUSINESS-The Company’s Business Plan” above. Despite its limited cash resources, the Company has been able to retain engineering, consulting, legal and accounting personnel partially through the raising of interim working capital from related party advances and private sales of equity securities to accredited investors, notwithstanding the fact that the Company has substantial Commitments for Capital Expenditures.

The Company believes that it possesses the ability to meet requirements in the short-term (the next 12 months from the most recent fiscal period ended February 28, 2023) as well as in the long-term (beyond the next 12 months).

Results of Operations for the Year Ended May 31, 2022, Compared to Year Ended May 31, 2021

Operating Expenses

Operating Expenses incurred for the year ended May 31, 2022 were $105,874 as compared to $985,000 for the year ended May 31, 2021, a decrease of $879,126. The majority of the decrease was due less expense incurred in the development of the software platform in 2022 compared the 2021. General and administrative expenses are reflective of the additional legal and accounting fees in connection with the Company’s registration statement on Form S-1 as part of the process of the Company becoming a fully reporting entity.

25

Liquidity and Capital Resources

At May 31, 2022, the Company had a working capital deficit of $25,379 compared to a working capital deficit of $15 at May 31, 2021. The decrease in working capital is due to payables due primarily to an increase in related party payables.

The Company used $73,014 in operating activities for the fiscal year ended May 31, 2022, compared to $24,900 in 2021. The increase is due to general and administrative expenses related to legal and accounting fees during the fiscal year ended May 31, 2021, as discussed under Operating Expenses above.

The Company used $14,490 to develop the application platform during the fiscal year ended May 31, 2022, compared to $25,100 during the fiscal year ended May 31, 2021. The decrease is due to lower costs associated with the development during the fiscal year ended May 31, 2022.

The Company had $95,000 provided by financing activities during the fiscal year ended May 31, 2022, compared to $50,000 during the same period ended May 31, 2021. The increase is due to the sale of shares of Common Stock during the year ended May 31, 2022.

Interim Period Results for the Three and Nine Months Ended February 28, 2023 and 2022

Operating Expenses

Operating expenses incurred for the three months ended February 28, 2023, were $75,858 compared to $6,706 for the three months ended February 28, 2022, representing an increase of $69,152. The majority of the increase was due primarily to increased legal and accounting fees related to the preparation and filing of the Company’s registration statement which were partially offset by lower expense incurred in the development of the software platform.

Operating expenses incurred for the nine months ended February 28, 2023, were $157,163 compared to $81,587 for the nine months ended February 28, 2022, representing an increase of $75,576. The majority of the increase was due primarily to increased legal and accounting fees related to the preparation and filing of amendments to the Company’s registration statement, which were partially offset by lower expense incurred in the development of the software platform during the same period of 2022. General and administrative expenses are reflective of the additional legal and accounting discussed in Operating Expenses related to the Interim Periods above.

Liquidity and Capital Resources

At February 28, 2023, the Company had a working capital deficit of $31,667, compared to a working capital deficit of $25,379 on May 31, 2022. The increase in working capital deficit is due to the increase in current assets by approximately $12,000 offset by an increase in current liabilities owed to related parties by approximately $19,000.

The Company used $18,748 in operating activities for the nine months ended February 28, 2023, compared to $2,873 for the nine months ended February 28, 2022. The increase of $15,875 is due to additional general and administrative expenses related to legal and accounting in connection with the preparation and filing of amendments to the Company’s registration statement and fees related to the Company’s formation of new Raisewise subsidiaries.

The Company used $4,000 to further develop the application platform during the nine months ended February 28, 2023, compared to $14,490 during the nine months ended February 28, 2022. The decrease is due to less costs associated with the development of the platform in during the remaining periods ended February 28, 2023.

The Company had $154,875 provided by financing activities during the nine months ended compared to $95,000 during the nine months ended February 28, 2022. The increase is due to an increase in the sale of shares third-party investors.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements at this time.

26

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and, as such, are not required to provide the information under this item.

ITEM 4 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by our audited financial statements for the fiscal years ended May 31, 2022, and 2021 and the financial statements for the interim period ended February 28, 2023. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by our interim financial statements for the period ended on February 28, 2023, that our disclosure controls and procedures were not effective on February 28, 2023.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the fiscal quarter ended February 28, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1 – LEGAL PROCEEDINGS

In the ordinary course of business, we may become involved in legal proceedings from time to time. From inception to date, we have not been involved in any legal proceedings nor is the Company or its management aware of any pending or threatened legal proceeding.

27

MANAGEMENT

Our directors were elected to serve until the next annual meeting of shareholders and until his respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present executive officers and directors:

Name and Address	Age	Title

Joseph Richard Moran	64	Chief Executive Officer
269 South Beverly Drive, Suite 373
Beverly Hills 90212

Shani Moran	45	Director
9790 Wendover Drive
Beverly Hills, CA 90210

Hassan Oulhous	55	Director
9 Glenwood Drive Hayes London UB4 0AG U.K.

James Lasry	54	Director
Madison Building, Midtown
Queensway, Gibraltar GX11

Joseph R. Moran, age 64, Chief Executive Officer: Mr. Moran is an International Entrepreneur with Business activities across the USA and Western Europe. Joseph R. Moran has been a leading distributor in the upholstery textile industry over the last three decades and was known as the second largest trimming supplier in the USA, with warehouses across America and offices in the east and west coast and Distribution in Central and South America, Middle East, Europe and Eastern Europe. Being the founder and CEO of three separate companies servicing different spheres of the industry from commodities to high end fashion houses. His activities as an industry leader brought him to Germany where he continued designing manufacturing and distribution across Europe. Joseph specializes in creating seamless operational systems for mass production and distribution across the globe. Mr. Moran is the Founder and CEO of several German Real Estate companies working in Construction and Development based in Bavaria, Germany, with a track record of investment and value creation in urban mixed use of real estate in Germany as well as a leading reputation in Historical property development. He has also led a variety of projects over the past two decades with an established relationship with the government, local authorities and leaders the company is well positioned to capitalize on the market’s arising opportunities.

Shani Moran, age 45, Director: Shani Moran, the wife of Joseph Richard Moran, our CEO, is the Founder & CEO of Pillow Pops USA and a celebrity home consultant . Pillow Pops USA is a home decor company that Ms. Shani Moran believes has revolutionized interior design in the USA through its website https://pillowpops.com/. Launched in 2019, Pillow Pops was created to empower people from all walks of life to transform their homes with confidence and ease by creating a unique concept. The Pillow Pops brand uses ecologically friendly textiles and is committed to fighting child labor and human exploitation practices by adhering to stringent manufacturing guidelines.

Ms. Moran has impacted the home decor industry in unparallel ways offering inexpensive exchangeable solution for renovating one’s home and her work has been featured in a variety of publications including Forbes, CNN, Essence Magazine, Redbook and more. In addition, she has worked with celebrities such as Gwen Stefani, Usher, and Tanya Tucker among others and was selected as one of the decorators to work on the GRAMMY Awards in 2020. Most recently Shani is channeling her efforts into a charity focused collaboration with internationally acclaimed artist and South African activist, Dr. Esther Mahlangu, an icon in the contemporary art scene as well as other world-renowned artists from the music and fashion world.

28

Ms. Moran has extensive experience in textile design, having worked across all the spheres of the industry as one of the leading wholesalers in both the European and US market, from selling mass-produced commodities to furniture manufacturers at different department stores, as well as designing and producing upholstery textiles for leading fashion houses. Coming from a psychology background and having worked with women who are survivors of violence (domestic and otherwise) in her home country of South Africa, Shani knew the importance of self-expression in the home and creating a sanctuary.

Outside of her work in the textile industry, Shani Moran has been heavily involved in the Diamond industry as an operations consultant, part of the Weltsman Group, a family Diamond Business with activities across the world and specifically in Israel, Belgium, Dubai and Africa. The Weltsman Group specializes in mining activities with contracts tied to US corporations as well as European trade companies. Shani is responsible for major deals spanning across the globe and ties into community initiatives and programs for the underprivileged and historically disadvantaged sectors in Africa.

Across her business activities Shani is spreading a message of empowerment and entrepreneurial responsibility.

Hassan Oulhous, age 55, Director: Mr. Hassan Oulhous, a director of the Company since 2021, was born in Morocco and is a resident of London, UK. Since joining the Company’s Board Mr. Oulhous has worked actively with Company and outside counsel in establishing Raisewise’s crowdfunding platform in Morocco under the name Raisewise Morocco SAS. During the past five years, Mr. Oulhous has worked for a private US corporation with business activities in the London, UK and Casablanca, Morocco, specializing in international trade and economic development, engaged in the following positions of responsibility: from 2017 to 2022, Mr. Oulhous helped establish private business entities for the purpose of developing real estate projects principally in Casablanca, Morocco; worked on due diligence and feasibility studies, structuring plans and securing requisite permits for project development; and helped secure from financial institutions financing for the projects in Morocco and the United Kingdom.

Mr. Oulhous is fluent in the flowing languages: Ebnglish, French, Italian and Arabic.

James Lasry, age 54, Director: From 1999 to the present, Mr. Lasry has served in the following positions at the Hassans International Law Firm, Gibraltar: (i) dealing in Funds, Trusts, Corporate Law and Financial Services; (ii) Partner since 2005; and (iii) Head of Funds Team since 2007. During the foregoing periods, he has advised on the establishment of the majority of Gibraltar funds (over 100); advised Government of Gibraltar on taxation and regulation of funds; involved with drafting of Gibraltar’s Experienced Investor Fund regimen and is considered the architect of the funds industry in Gibraltar.

Education and Other Professsional Experience:

Gibraltar Bar, Solicitor, 2004

Society of Trust and Estate Practitioners (STEP), Member, 2004 Law Society of England & Wales Solicitor, 2004

Israel Bar Association, Member, 1997

Bar-Ilan University, Faculty of Law, L.L.B., 1998

Bar-Ilan School of Law, Diploma, 1996

Bar-Ilan University, Faculty of English, 1992-1996

Johns Hopkins University, Baltimore MD, 1985-86

2013 – present, President of Gibraltar-US Chamber of Commerce

2009-2020, Chairman or Deputy Chairman of The Gibraltar Funds & Investments Association

2010 – present, Alternate member of Gibraltar Investment Compensation Scheme Board

2009- present, Member of Gibraltar Finance Centre Council advising the Government of Gibraltar on developments in the finance centre

2013 – present, President of Gibraltar-US Chamber of Commerce

2009-2020, Chairman or Deputy Chairman of The Gibraltar Funds & Investments Association

2010 – present, Alternate member of Gibraltar Investment Compensation Scheme board

2009- present, Member of Gibraltar Finance Centre Council advising the Government of Gibraltar on developments in the Finance Center.

29

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the following events occurred during the past ten years that are material to an evaluation of the ability or integrity of any of our executive officers, directors or promoters:

(1)	A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	Subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	Engaging in any type of business practice; or

(iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)	Subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5)	Found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)	Found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)	Subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	Any Federal or State securities or commodities law or regulation; or

(ii)	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease and desist order, or removal or prohibition order; or

(iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)	Subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

30

Promoters and Certain Control Persons

In light of the efforts and services they provided to the company prior to the the filing of this registration statement on Form S-1, we believe that Joseph Richard Moran may be deemed a “promoter” (within the meaning of Rule 405 under the Securities Act), since he took the initiative in the formation of our business and received 66% of our equity securities in exchange for services as a founder and funding the start-up costs including the formation and fees related to the crowdfunding subsidiaries.

Corporate Governance and Director Independence

Presently, we are not currently listed on a national securities exchange or in an inter-dealer quotation system and therefore are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of NASDAQ. The board of directors will also consult with counsel to ensure that the boards of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. Nasdaq Listing Rule 5605(a)(2) defines an “independent director” generally as a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that at present, only James Lasry would qualify as “independent” as that term is defined by Nasdaq Listing Rule 5605(a)(2).

Due to our limited operations and size to date, we did not have an Audit Committee. For these same reasons, we did not have any other separate committees prior to the Share Exchange; all functions of a nominating committee, audit committee and compensation committee were performed by our sole director. Although, as stated above, we are not the subject of any listing requirements, our Board of Directors intends to establish several committees to assist it in carrying out its duties within the next twelve months. In particular, committees shall work on key issues in greater detail than would be practical at a meeting of all the members of the Board of Directors; each committee will reviews the results of its deliberations with the full Board of Directors.

The Board will consider appointing members to each of the Committees if and when enough independent directors are appointed to the Board or as otherwise determined by the Board. Until such time, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act, as amended, will require that our directors, executive officers and persons who own more than 10% of a class of our equity securities that are registered under the Exchange Act to file with the SEC initial reports of ownership and reports of changes of ownership of such registered securities, after the effective date of this registration statement.

EXECUTIVE AND DIRECTOR COMPENSATION

For the fiscal years ended May 31, 2022 and 2021, we did not pay any compensation to our executive officers, nor did any other person receive a total annual salary and bonus exceeding $100,000.

31

RELATED PERSON TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. During the nine months ended February 28, 2023 and the year-ended May 31, 2022, related parties were owed $51,623 and $32,876, respectively and during the years ended May 31, 2022 and 2021, members of management and shareholders have contributed capital to the Company by funding expenses incurred in the amounts of $960,085 and $56,900, respectively. Additionally, during the year ended May 31, 2022, $56,900 due to management was forgiven.

PRINCIPAL STOCKHOLDERS

The following table lists the number of shares of Common Stock and shares of Series A Voting Preferred Stock of our Company as of February 28, 2023, that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. The table also includes Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within sixty (60) days. Under the rules of the SEC, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he/she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The business address of each beneficial owner listed is in care of the Company at 269 South Beverly Drive, Suite 373, Beverly Hills CA 90212 unless otherwise noted. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our Common Stock owned by them, except to the extent that power may be shared with a spouse.

As of February 28, 2023, we had 153,040,000 shares of Common Stock and 999,999 shares of Series A Voting Preferred Stock issued and outstanding.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)
NM & RM Corp. (2)	100,000,000 shares	65.34%
Ocean Prospect Limited (3)	50,000,000 shares	32.67%

(1) Applicable percentage ownership is based on 153,040,000 shares of Common Stock outstanding as of April __, 2023. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently exercisable or exercisable within 60 days of April __, 2023, are deemed to be beneficially owned by the person holding such securities for the purpose of computing ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Joseph Richard Moran, our CEO and founder, is the control person of NM & RM Corp. In addition to its ownership of 100,000,000 shares of Common Stock, NM & RM Corp. owns 666,666 shares of Series A Voting Preferred Stock, of which 999,999 shares of Series A Voting Preferred Stock are outstanding. The holders of Series A Voting Preferred Stock are entitled to sixty-eight percent (68%) of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of the Company’s Common Stock, including investors under this Offering, and any other shares entitled to vote being entitled to their proportional share of the remaining 32% of the total votes based on their respective voting power. As a result of Mr. Moran’s ownership, through NM & RM Corp. of 100,000,000 shares of Common Stock and 666,666 shares of Series A Voting Preferred Stock, Mr. Moran may be deemed to be a “Control Person” of the Company, which means any Person or Persons (as defined under Section 2(a)2 of the Act) that possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or contract or otherwise.

A “Control Person” means any Person or Persons (as defined under Section 2(a)2 of the Act) that possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or contract or otherwise. Joseph Richard Moran, our CEO, Director and founder, is the control person of NM & RM Corp., which owns 100,000,000 shares of the Company’s 153,040,000 outstanding shares of Common Stock, representing 65.3% of the outstanding Common Stock prior to this Offering. In addition, RN & NM Corp. owns 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock. The holders of the shares of Series A Voting Preferred Stock are entitled to sixty-eight (68%) percent of the total votes on all such matters subject to stockholder vote, regardless of the actual number of shares of Series A Voting Preferred Stock then outstanding. Subsequent to the Offering, assuming all of Units are sold, there will be an additional 10,000,000 shares of Common Stock outstanding and, as a result, Mr. Moran will control 100,000,000 shares of Common Stock of the total of 163,040,000 shares of Common Stock outstanding, representing 61.3% of the total outstanding shares of Common Stock and, in addition, Mr. Moran, by virtue of his control of 666,666 shares of Series A Voting Preferred Stock, representing 66 and 2/3% of the 999,999 outstanding shares of Series A Voting Preferred Stock, will have voting rights to an additional 73,694,080 votes, representing 236,734,080 votes of the total voting rights of 291,075,312 shares of voting capital stock, which includes the voting rights of the remaining 333,333 shares of Series A Voting Preferred Stock, resulting in Mr. Moran’s control of 81.3%% of the total voting capital stock of the Company.

(3) Ocean Prospect Limited, an entity located in Queensway, Gibraltar, is a trust organized under the laws of Gibraltar. The trustees of Ocean Prospect Limited are James Lasry, a Director of the Company, and Frederic Ohana, also of Queensway, Gibraltar. Ocean Prospect Limited owns 50,000,000 of Common Stock and 333,333 shares of Series A Voting Preferred Stock.

32

DESCRIPTION OF OFFERED SECURITIES

General

The following description summarizes the most important terms of our securities. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations of the Series A Voting Preferred Stock, (the “Series A Voting Preferred Stock or “Series A Preferred Stock”), and our Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. You should refer to our Certificate of Incorporation, including the Series A Preferred Stock our Bylaws, and the applicable provisions of the Nevada Revised Statutes (“NRS”) for a complete description of our capital stock. Our authorized capital stock consists of 410,000,000 shares of which (i) 400,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), of which 1,000,000 shares have been designated Series A Voting Preferred. Reference is made to the Series A Certificate of Designation, attached as Exhibit 3.5 hereto.

As of June __, 2023, there were 153,040,000 shares of our Common Stock outstanding and 999,999 shares of Series A Voting Preferred Stock outstanding. Upon successful completion of the Offering, of which there can be no assurance, there will be a total of 163,040,000 shares of Common Stock outstanding, assuming the sale of all of the 10,000,000 Units subject to this Offering.

This Offering by the Company, which contemplates the services of one or more placement agents, is an initial public offering of up to 10,000,000 Units, each consisting of: (i) one share of our Common Stock, par value $0.0001 (the “Common Stock”); and (ii) one (1) Common Stock Purchase Warrant (the “Warrants”). Each Warrant is exercisable to purchase one (1) additional share of Common Stock (“Warrant Shares”), at an exercise price of $2.50 per Warrant Share (the “Exercise Price”). Each Warrant offered hereby as part of the Units is immediately exercisable on the date of issuance and will expire on the date that is five (5) years from the date of issuance (the “Warrant Expiration Date”).

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our Board may determine.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. The directors are elected by a plurality of the outstanding shares entitled to vote on the election of directors. On all other

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Warrants

Each Warrant may be exercised to purchase one (1) share of our Common Stock (referred to collectively, as the “Warrant Shares”) at an exercise price of $2.50 per Warrant Share, subject to adjustment as discussed below under “Exercise Price/Adjustment”, immediately following the sale of each Unit and terminating at 5:00 p.m., New York City time, for a period of five years after the date of issuance.

Exercisability

The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of our stock transfer agent , with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised.

Exercise Price/Adjustment

The exercise price of the Warrants is $2.50 per share (“Exercise Price”). The Exercise Price is subject to proportionate adjustment in the event of certain stock dividends and distributions, stock splits, reverse splits, reclassifications or similar events affecting our common stock.

In addition, the exercise price of the Warrants is subject to adjustment in the event during the five year exercise period from the original issuance of the Warrants, if we sell any shares of our Common Stock or securities exchangeable or exercisable or convertible into our Common Stock, subject to certain exceptions, at a price per share less than the exercise price of the Warrants then in effect or without consideration.

Fractional Shares

No fractional shares of our common stock will be issued upon exercise of the Warrants. If, upon exercise of any Warrant, a holder would be entitled to receive a fractional interest in a share of our common stock, we will, upon exercise, round up to the number of shares of commons stock to the next whole share.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Rights as a Stockholder

The Warrant holders do not have the rights or privileges of holders of our common stock or any voting rights until their respective Warrants are exercised and shares of our common stock are issued upon such exercise. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters on which our stockholders are entitled to vote.

Governing Law

The Warrants and he warrant agent agreement are governed by Nevada law.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by the NRS, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each Series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

33

Series A Voting Preferred Stock

Amount and Designation.

The designation of this series, the authorized amount of which consists of one million (1,000,000) shares of Series A Voting Preferred Stock with a par value of $0.0001 per share (the “Series A Preferred Stock”).

Rank.

The Series A Preferred Stock shall rank senior to the Corporation’s Common Stock but junior to any class or series of the Corporation’s preferred stock hereafter created or its presently authorized and issued shares.

Voting Rights.

Except as otherwise provided herein or by law and in addition to any right to vote as a separate class as provided by law, the holder of the Series A Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the holders of the Corporation’s Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, with respect to any question upon which holders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the holders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, as one class. For so long as Series A Preferred Stock is issued and outstanding, the holders of Series A Preferred Stock shall vote together as a single class with the holders of the Corporation’s Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock (collectively, the “Voting Capital Stock”), with the holders of Series A Preferred Stock being entitled to sixty-eight percent (68%) of the total votes on all such matters regardless of the actual number of shares of Series A Preferred Stock then outstanding, and the holders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 32% of the total votes based on their respective voting power.

Dividends.

Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the holders of shares of the outstanding shares of Series A Preferred Stock shall not be entitled to receive dividends.

No Preemptive or Conversion Rights.

Holders of Series A Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series A Preferred Stock nor shall the shares of Series A Preferred Stock be convertible into shares of the Corporation’s Common Stock.

Liquidation Rights.

The holder or holders of the Series A Preferred Stock shall not be entitled to receive any distributions in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

Transfer Restrictions; Legend.

The shares of Series A Voting Preferred Stock issued to the Holders are not transferable.

Amendments.

The Corporation may amend this Certificate of Designation only with the approving vote of holders of a majority of the then-outstanding shares of Series A Preferred Stock.

Issuance of Undesignated Preferred Stock.

Our Board has the authority, without further action by the stockholders, to issue up to 9,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. As of the date of this prospectus, there are 1,000,000 shares of Series A Preferred Stock authorized, of which 999,999 shares are outstanding.

Transfer Agent and Registrar

The transfer agent for the Company’s Common Stock is Transfer Online, Inc., 512 SE Salmon Street, Portland OR 97214; Telephone: (503) 227-2950. Transfer Online, Inc. will also be appointed as the Company’s transfer agent for its Units and Warrants prior to the effective date of this Registration Statement.

34

PLAN OF DISTRIBUTION

The Offering

Our plan is for our Units to be offered by our officers and directors without any compensation, directly or indirectly, for selling efforts in the offering o our Units. In addition, the Company may utilize the services of one or more Placement Agents to offer the Units (see “Placement Agent Agreement” below). The Units are offered on a best effort no minimum basis which creates a higher degree of risk for earlier investors. See “Risk Factors.” All proceeds shall be paid to the order of Company and may be used as they are received, to fund the Company’s operations. To date, the Company as not engaged the services of any Placement Agent nor has it conducted negotiation with any Placement Agent

Placement Agent Agreement

The Company shall, at each closing of the Offering (each a “Closing”), as compensation for the services provided by the Placement Agent(s) hereunder, pay the Placement Agent(s) a cash commission equal to nine (9%) percent of the gross proceeds received by the Company from Investors, the majority of which we expect to be “accredited investors” from such closing (the “Cash Fee”) as a direct result of the selling efforts and introductions of each respective Placement Agent. Because this offering is being registered under the Act, we are not limited to offering our Units solely to “Accredited Investors,” as that term is defined below under Regulation D, Section 501(a) of the Act.

Reference is made to Exhibit 10.1, “Form of Placement Agent Agreement” filed herewith.

Accredited Investor Definition

An “Accredited Investor” is defined under Regulation D, Section 501(a) of the Act as, among other persons/entities: (i) any director, executive officer . . . of the Company; (ii) any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1 million (which excludes that person(s)’ primary residence); and/or (iii) any natural person who has an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 and has a reasonable expectation of reaching the same income level in the current year.

LEGAL MATTERS

The validity of the Securities offered hereby and other certain legal matters will be passed upon for us by The Lonergan Law Firm, LLC, Lawrence R. Lonergan, Esq. We have filed a copy of this opinion as Exhibit 5.1 to the registration statement, of which this prospectus is included, with respect to the securities subject to the Offering.

EXPERTS

The consolidated financial statements as of May 31, 2022 and 2021 and for each of the years in the two-year period ended May 31, 2022, included in this Form S-1 have been so included in reliance upon the report of William Hudgens, CPAS, an independent registered public accounting firm, given on the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, Washington, D.C. 20549, under the Securities Act, a registration statement on Form S-1 relating to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information respecting our company and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s internet address is http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.

The representations, warranties, and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty, or covenant to you. Moreover, such representations, warranties, or covenants were made as of an earlier date. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

We file periodic reports, proxy statements, and other information with the SEC in accordance with requirements of the Exchange Act. We make available through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Our website is located at www.raisewise.us. You can also request copies of such documents, free of charge, by contacting us by telephone at (347) 629-1990.

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by Section 145 of the Nevada General Corporation Laws and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act as is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

35

Index of Exhibits
Exhibit No.	Description
3.1	Blue Chip Capital Group, Inc. File Stamped Nevada Filing Acknowledgement dated December 18, 2020 *
3.1(a)	Blue Chip Capital Group, Inc. File Stamped Nevada Articles of Incorporation dated December 18, 2020 *
3.2	Blue Chip Capital Group, Inc. Bylaws *
4.1	Form of Common Stock Purchase Warrant *
5.1	Opinion Regarding Legality *
10.1	Form of Placement Agent Agreement *
10.2	Raisewise USA Platform License Agreement dated as of April 1, 2022 *
10.3	Raisewise USA Management Services Agreement dated as of April 1, 2022 *
10.4	Raisewise Sweden Platform License Agreement dated as of April 1, 2022 *
10.5	Raisewise Sweden Management Services Agreement dated as of April 1, 2022 *
10.6	Raisewise Morocco Platform License Agreement dated as of April 1, 2022 *
10.7	Raisewise Morocco Management and Maintenance Services Agreement dated as of April 1, 2022 *
21.1	List of Subsidiaries *
23.1	Consent of Hudgens CPA, PLLC dated February 28, 2023 (incorporated by reference to the Company’s DRS Registration Statement on Form S-1 filed on March 13, 2023.

36

10,000,000 Units

At An Offering Price of $2.00 per Unit, Each Consisting of

One Share of Common Stock and

One Common Stock Purchase Warrant Exercisable to Purchase One Share of Common Stock

At An Exercise Price of $2.50

Blue Chip Capital Group, Inc.

PROSPECTUS

________, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by the Company) that we may incur in connection with the securities being registered hereby.

Offering Expenses
SEC Registration Fee	$
FINRA Filing Fee	$
Printing Expenses	$
Legal fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Directors and Officers.

Our articles of incorporation, by-laws and director indemnification agreements provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or, in the case of a director, is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Nevada General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such.

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Nevada General Corporation Law, Article Seven of our articles of incorporation eliminates the liability of a director to us for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

●	from any breach of the director’s duty of loyalty to us;
●	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	under Section 174 of the Nevada General Corporation Law; and
●	from any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with our directors and officers, in addition to the indemnification provided for in the Bylaws, and we intend to enter into similar indemnification agreements with any new directors and officers in the future. At present, the Company does not have an officer and director liability insurance policy but intends or obtain such insurance as soon as reasonably practicable for the purposes of covering each and any person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her in any such capacity, subject to certain exclusions.

Insofar as indemnification for liabilities under the Securities act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act as is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

II-1